Exhibit 2.2

AGREEMENT AND PLAN OF MERGER

by and among

TRINET GROUP, INC.,

CHAMP ACQUISITION CORPORATION,

SOI HOLDINGS, INC.

and

SOI STOCKHOLDER REPRESENTATIVE, LLC,

solely in its capacity as the Stockholder Representative

Dated as of August 24, 2012

i

ii

iii

INDEX TO EXHIBITS

Exhibit	Description

Exhibit A	Definitions

Exhibit B	Form of Certificate of Merger

Exhibit C	Balance Sheet Rules

Exhibit D	Form of Deposit Escrow Agreement

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of August 24, 2012 (this “Agreement”), by and among TriNet Group, Inc., a Delaware corporation (“Parent”), Champ Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), SOI Holdings, Inc., a Delaware corporation (the “Company”), and SOI Stockholder Representative, LLC, a Delaware limited liability company, solely in its capacity as agent for the Common Holders as set forth herein (the “Stockholder Representative”).

BACKGROUND

The Company owns all of the issued and outstanding shares of capital stock of Strategic Outsourcing, Inc., a Delaware corporation (“SOI”). SOI is a professional employer organization and is engaged in the business of providing human resources outsourcing services and employee benefits management services including, but not limited to, payroll processing, employee benefits administration, and workers’ compensation cost management (the “Business”);

The board of directors of the Company (the “Company Board”) has unanimously determined that the merger, on the terms and subject to the conditions set forth in this Agreement, of Merger Sub with and into the Company (the “Merger”), is advisable and in the best interest of the Company’s stockholders, and has unanimously approved this Agreement and directed that this Agreement be submitted to a vote of the Company’s stockholders; and

The respective boards of directors of each of Parent and Merger Sub deem it advisable and in the best interests of their respective stockholders to consummate the Merger, on the terms and subject to the conditions set forth in this Agreement, and such boards of directors have approved this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements, undertakings and obligations set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

For the purposes of this Agreement, each capitalized term has the meaning given to it in Exhibit A.

ARTICLE II

THE MERGER

SECTION 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and (c) the Surviving Corporation shall become a wholly owned subsidiary of Parent.

SECTION 2.2 Closing. Unless this Agreement shall have been terminated in accordance with Section 8.1, and subject to the satisfaction or waiver of the conditions set forth in Article VII, subject to Section 7.2, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Eastern Time, at the offices of Duane Morris LLP (“Duane Morris”), 1540 Broadway, New York, New York 10036, on the date set forth in a notice from Parent to the Company (provided that (i) the Closing shall occur no earlier than three, and no later than seven, Business Days after the date of such notice and (ii) the Closing Date set forth therein shall be no later than October 31, 2012) or at such other time, date or place as Parent and the Stockholder Representative may agree (the date on which the Closing occurs, the “Closing Date”). The Closing may take place by facsimile, electronic transmission, overnight delivery or such other means determined acceptable by Parent and the Stockholder Representative.

SECTION 2.3 Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the parties hereto shall file a certificate of merger (the “Certificate of Merger”) in the form attached as Exhibit B, and executed and acknowledged in accordance with the relevant provisions of the DGCL. The Merger shall become effective at such date and time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such subsequent date and time as Parent and the Stockholder Representative shall agree and specify in the Certificate of Merger. The time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time.”

SECTION 2.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the DGCL.

SECTION 2.5 Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and as provided by Law.

(b) At the Effective Time, the bylaws of the Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended as provided by Law, the certificate of incorporation of the Surviving Corporation and such bylaws.

SECTION 2.6 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

ARTICLE III

CONSIDERATION AND MANNER OF PAYMENT

SECTION 3.1 Merger Consideration. The estimated aggregate amount to be paid by Parent with respect to 100% of the Company Securities (the “Estimated Merger Consideration”), shall be an amount equal to:

(a)	$203,200,000;

(b)	plus the Working Capital Overage, if any, and

(c)	minus the sum of:

(i)	the Escrow Amount;

(ii)	the Stockholder Representative Fund;

(iii)	the Credit Facility Payoff Amount;

(iv)	the Estimated Assumed Indebtedness Amount;

(v)	the amount of Company Expenses; and

(vi)	the Working Capital Underage, if any.

The Estimated Merger Consideration shall be subject to the adjustments and payments following Closing pursuant to Section 3.4.

SECTION 3.2 Estimated Merger Consideration. On or before the second Business Day prior to the Closing Date, the Company shall deliver to Parent (a) an estimated consolidated balance sheet of the Company and its Subsidiaries (the “Preliminary Closing Balance Sheet”) certified by the Chief Financial Officer of the Company as setting forth his good faith best estimate of the assets, liabilities and stockholders’ equity of the Company and its Subsidiaries on a consolidated basis as of immediately prior to the Closing, and (b) a certificate of the Chief Financial Officer of the Company setting forth in reasonable detail his computation based on the Preliminary Closing Balance Sheet of the amount of (i) the Closing Working Capital (the “Working Capital Estimate”), and the resulting Working Capital Overage or Working Capital Underage, if any, (ii) the Assumed Indebtedness (the “Estimated Assumed Indebtedness Amount”) and (iii) the Estimated Merger Consideration. The Preliminary Closing Balance Sheet shall be prepared using the same accounting principles and practices as applied by the Company in preparing the Audited Balance Sheet; provided, however, that the Working Capital Estimate shall be prepared in accordance with the Balance Sheet Rules. If Parent disagrees with any of the Company’s calculation of the Working Capital Estimate, the resulting Working Capital Overage or Working Capital Underage, if any, the Estimated Assumed Indebtedness or the Estimated Merger Consideration, Parent shall notify the Company of such disagreement in writing setting forth in reasonable detail the particulars of such disagreement. Following such notice, the Company and Parent shall use their respective good faith efforts to resolve such disagreements prior to the Closing; provided that if the Company and Parent cannot resolve any of such disagreements, the determination of the Company on all such unresolved matters shall be used for the purposes of this Section 3.2 and Section 3.3.

SECTION 3.3 Payments at Closing.

(a) Payment of the Escrow Amount. At the Closing, Parent shall pay, in cash, an amount equal to the Escrow Amount to the Escrow Agent by wire transfer of immediately available funds for deposit into an interest-bearing escrow account (the “Escrow Account”) established pursuant to the terms of the Escrow Agreement. The Escrow Account shall be used to satisfy any claims of the Parent Indemnified Persons for indemnification pursuant to Article IX made from and after Closing but on or before the applicable Cut-Off Date, if any, and to satisfy amounts payable to Parent, if any, pursuant to Section 3.4(c). Amounts shall be released from the Escrow Account in accordance with and subject to the terms and conditions of the Escrow Agreement, and amounts released from the Escrow Account to the Stockholder Representative shall be distributed by the Stockholder Representative to the Common Holders as additional Share Consideration and Common Stock Equivalent Consideration, after taking into account the changes to the Per Share Price resulting from such distribution and any Share Consideration and Common Stock Equivalent Consideration previously received by such Common Holders.

(b) Payment of Stockholder Representative Fund. At the Closing, Parent shall pay to the Stockholder Representative by wire transfer of immediately available funds to a bank account designated in writing by the Stockholder Representative (such designation to be made at least two Business Days prior to the Closing Date), an amount equal to the Stockholder Representative Fund, such Stockholder Representative Fund to be held by the Stockholder Representative to be available to pay any costs and expenses or other payment obligations of the Common Holders and the Stockholder Representative with respect to matters arising under this Agreement, with any remaining portion of the Stockholder Representative Fund to be distributed at such time as determined by the Stockholder Representative to the Common Holders as additional Share Consideration and Common Stock Equivalent Consideration, after taking into account the changes to the Per Share Price resulting from such distribution and any Share Consideration and Common Stock Equivalent Consideration previously received by such Common Holders.

(c) Payment of Credit Facility Payoff Amount. At the Closing, Parent shall pay to the Bank by wire transfer of immediately available funds in accordance with wire transfer instructions designated in writing by the Bank (such designation to be made at least two Business Days prior to the Closing Date), an amount equal to the Credit Facility Payoff Amount.

(d) Payment of Company Expenses. At the Closing, Parent shall pay to the Persons to whom Company Expenses are payable by wire transfer of immediately available funds in accordance with wire transfer instructions designated in writing by such Persons (such designation to be made at least two Business Days prior to the Closing Date), amounts sufficient to pay the Company Expenses owed to such Persons.

(e) Payment of Estimated Merger Consideration.

(i) At the Closing, all Option Consideration shall be paid by Parent to the Company, which shall thereupon pay such Option Consideration, less all applicable deductions and withholdings, to the persons entitled to payment under Section 3.3(f)(ii); and

(ii) Prior to the Closing, the Company will deliver to the persons entitled to receive Share Consideration or Common Stock Equivalent Consideration (other than Option Consideration) (i) a letter of transmittal in customary form and reasonably acceptable to Parent and (ii) instructions for use of such letters of transmittal in effecting the surrender of certificates representing shares of capital stock of the Company or Common Stock Equivalents (other than Options) in exchange for Share Consideration or Common Stock Equivalent Consideration (other than Option Consideration), as applicable. Upon surrender of such a certificate or Common Stock Equivalent to the Company for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Company, a Common Holder shall be entitled to receive in exchange therefor, and, within two Business Days after such surrender, but in any event no earlier than the Closing, Parent shall pay, or cause the Company to pay, to such Common Holder, the Share Consideration into which the shares of stock represented by such certificate are converted pursuant to Section 3.3(f)(i) or the Common Stock Equivalent Consideration into which such Common Stock Equivalents are converted pursuant to Section 3.3(f)(ii), in each case based on the Per Share Price then in effect. Until surrendered as contemplated by this Section 3.3(e)(ii), from and after the Effective Time, each such stock certificate or Common Stock Equivalent shall be deemed to represent only the right to receive the Share Consideration or Common Stock Equivalent Consideration in respect thereof, as applicable.

(f) Effect of Merger on Company Securities. At the Effective Time, by virtue of the Merger, and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(i) Each share of Common Stock (all issued and outstanding shares of Common Stock being hereinafter collectively referred to as the “Common Shares”) issued and outstanding immediately prior to the Effective Time (other than any Common Shares cancelled pursuant to Section 3.3(h) and Common Shares constituting Dissenting Shares) shall be cancelled and converted automatically into the right to receive an amount equal to the Per Share Price (as it may be adjusted from time to time) (the “Share Consideration”), and each Seller shall be entitled to receive at Closing a cash payment equal to the product, rounded to the nearest whole cent, of (A) the Per Share Price as of the Effective Time, multiplied by (B) the number of Common Shares owned by such Seller immediately prior to the Effective Time;

(ii) Prior to the Closing, the Company shall take all actions necessary so that all Common Stock Equivalents outstanding immediately prior to the Closing shall become fully vested and exercisable (whether or not currently exercisable) and, immediately prior to the Effective Time, each Common Stock Equivalent not theretofore exercised shall be cancelled without any future liability to Parent, the Company or any other Person after the Closing, in exchange for the right to receive in accordance with Section 3.3(e)(i) or Section 3.3(e)(ii), as applicable, a cash payment in the amount equal to the product, rounded to the nearest whole cent, of (A) the excess, if any, of the Per Share Price (as it may be adjusted from time to time) over the applicable Exercise Price of such Common Stock Equivalent, multiplied by (B) the number of shares of Common Stock underlying such Common Stock Equivalent (such amount payable with respect to each holder of Common Stock Equivalents, such holder’s “Common Stock Equivalent Consideration”).

(g) The term “Per Share Price” means, recalculated as of each date of determination, the quotient of (i) the sum of (A) the Estimated Merger Consideration, as such amount may have been recalculated to become the Final Merger Consideration, plus (B) that portion of the Escrow Amount and the Stockholder Representative Fund theretofore distributed to the Common Holders, plus (C) that portion of the Escrow Amount and the Stockholder Representative Fund then being distributed to the Common Holders plus (D) the aggregate Exercise Price of all In-the-Money CSEs on such date of determination divided by (ii) the sum of (A) the aggregate number of Common Shares that were issued and outstanding immediately prior to the Effective Time plus (B) the aggregate number of Common Shares underlying all In-the-Money CSEs on such date of determination.

(h) Cancellation of Treasury Stock. Each share of Common Stock held in the treasury of the Company and each share of Common Stock owned by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time shall, at the Effective Time, automatically be cancelled and cease to exist without any conversion thereof and no consideration shall be paid with respect thereto.

(i) Capital Stock of Merger Sub. Each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation. Following the Effective Time, each certificate evidencing ownership of shares of Merger Sub common stock shall evidence ownership of such shares of Surviving Corporation.

(j) Dissenting Shares. Any Dissenting Shares will not be converted into the right to receive the Share Consideration but instead will be entitled to such rights (but only such rights) as may be determined to be due with respect to such Dissenting Shares pursuant to Section 262 of the DGCL. The Company will give Parent prompt notice (and in any case, within one Business Day) of any demand received by the Company for appraisal of Common Shares. The Company will not voluntarily make any payment with respect to, or settle or offer to settle, any such demand for appraisal except with Parent’s prior written consent. If any holder of Dissenting Shares loses its status as a holder of Dissenting Shares for any reason, then such Dissenting Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Share Consideration.

(k) Withholding Rights. Each of Parent, the Company and Stockholder Representative shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Common Holder such amounts as Parent, the Company or Stockholder Representative, as the case may be, is required to deduct or withhold therefrom under the Code or any Tax Law with respect to the making of such payment. To the extent that such amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Common Holder in respect of whom such deduction and withholding was made. In lieu of making the payments contemplated by Section 3.3(a)-(b) or Section 3.4(c) hereof to the holders of the In-the-Money CSEs, Stockholder Representative may pay such amounts to the Company which shall thereupon pay such amounts to such holders, subject to the foregoing provisions of this Section 3.3(k).

SECTION 3.4 Post-Closing Merger Consideration Adjustment.

(a) As soon as reasonably practicable following the Closing Date, and in any event within 90 days thereof, Parent shall cause the Company to prepare and deliver to the Stockholder Representative (i) a consolidated balance sheet of the Company and its Subsidiaries as of immediately prior to the Closing (the “Final Closing Balance Sheet”) and audited by Ernst & Young LLP (“Parent’s Auditor”), together with the report of Parent’s Auditor, to the effect that Parent’s Auditor has conducted, in accordance with generally accepted auditing standards, an audit of the Final Closing Balance Sheet and that such firm believes that such audit provides a reasonable basis for such firm’s opinion thereon and that the Final Closing Balance Sheet presents fairly, in all material respects, the financial condition of the Company and its Subsidiaries on a consolidated basis as of the Closing Date and prepared in conformity with GAAP (except as noted in the final sentence of this Section 3.4(a)), and (ii) the calculation of the Closing Working Capital and the Assumed Indebtedness pursuant to the Final Closing Balance Sheet. The Final Closing Balance Sheet shall be prepared using the same accounting principles and practices and in the same format and using the same line item classifications, used by the Company in preparing the Preliminary Closing Balance Sheet; provided, however, that the Closing Working Capital shall be prepared in accordance with the Balance Sheet Rules.

(b) If the Stockholder Representative shall disagree with Parent’s calculation of any of the Closing Working Capital or the Assumed Indebtedness, it shall notify Parent of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement, within 30 days after its receipt of the Final Closing Balance Sheet. Following the Closing, Parent shall provide the Stockholder Representative and its Specified Representatives access to the records and employees of Parent and the Company to the extent necessary for the review of the Final Closing Balance Sheet and shall cause the employees of Parent and the Company and its Subsidiaries to cooperate with the Stockholder Representative in connection with its review of the Final Closing Balance Sheet, the Closing Working Capital and the Assumed Indebtedness; provided that such access shall be reasonably necessary and does not unreasonably disrupt the personnel and operations of Parent or the Company or any of its Subsidiaries, as the case may be. In the event that the Stockholder Representative does not provide such a notice of disagreement to Parent within such 30-day period, the Stockholder Representative shall be deemed to have accepted the Final Closing Balance Sheet and Parent’s calculation of the Closing Working Capital and the Assumed Indebtedness, which shall be final, binding and conclusive for all purposes hereunder. In the event any such notice of disagreement is timely provided, Parent and the Stockholder Representative shall use commercially reasonable efforts for a period of 30 days (or such longer period as they may mutually agree) (the

“Resolution Period”), to resolve any disagreements with respect to the Final Closing Balance Sheet or Parent’s calculation of the Closing Working Capital and the Assumed Indebtedness. If, at the end of the Resolution Period, they are unable to resolve such disagreements, then the Final Closing Balance Sheet along with the Stockholder Representative’s notice of disagreement (both modified to reflect only unresolved disagreements) and a written response from Parent to the Stockholder Representative’s notice of disagreement (setting forth in reasonable detail the particulars of Parent’s disagreement) shall be submitted within 10 days after the last day of the Resolution Period to such nationally recognized independent accounting firm as may be mutually selected by Parent and the Stockholder Representative (the “Adjustments Auditor”) to resolve any remaining disagreements. If Parent and the Stockholder Representative are unable to agree on the Adjustments Auditor within such 10-day period, then within five days after the end of such 10-day period, Parent and the Stockholder Representative shall jointly request the American Arbitration Association to appoint the Adjustments Auditor, which shall not have had a material relationship with Parent, the Company or the Stockholder Representative or any of their respective Affiliates subsequent to December 31, 2009. Each of Parent and the Stockholder Representative agrees to execute, if requested by the Adjustments Auditor, a customary engagement letter. The Adjustments Auditor shall determine as promptly as practicable, but in any event within 30 days of the date on which such dispute is referred to the Adjustments Auditor, whether (and only with respect to the remaining disagreements submitted to the Adjustments Auditor) and to what extent (if any) the amount of the Closing Working Capital or the Assumed Indebtedness as determined pursuant to the Final Closing Balance Sheet (as modified by any agreement between Parent and the Stockholder Representative) requires correction; provided that the scope of the dispute to be resolved by the Adjustments Auditor shall be limited to whether the Final Closing Balance Sheet and the Assumed Indebtedness were prepared in conformity with GAAP (except as noted in the final sentence of Section 3.4(a)) using the same accounting principles and practices and in the same format and using the same line item classifications used by the Company in preparing the Preliminary Closing Balance Sheet, whether the Closing Working Capital was prepared in accordance with the Balance Sheet Rules, and whether there were mathematical errors in the computation of the Closing Working Capital, or the Assumed Indebtedness, and the Adjustments Auditor shall not make any other determination. In reaching its determination, the only alternatives available to the Adjustments Auditor will be to (i) accept the position of Parent, (ii) accept the position of the Stockholder Representative or (iii) determine a position between those two positions. The Adjustments Auditor will determine the allocation of its costs and expenses based on the inverse of the percentage which its award (before such allocation) bears to the total amount of the total items in arbitration as originally submitted to it. Accordingly, by way of example, should the items in arbitration total in amount to $1,000 and the Adjustments Auditor awards $600 in favor of the Stockholder Representative’s position, 60% of the costs and expenses would be assessed against Parent and 40% of the costs and expenses would be assessed against the Common Holders and the Stockholder Representative shall instruct the Escrow Agent to pay such amount due from the Common Holders from the Escrow Amount. The determination of the Adjustments Auditor shall be final, binding and conclusive. The date on which the amount of the Closing Working Capital and the Assumed Indebtedness is finally determined in accordance with this Section 3.4(b) (whether due to agreement by Parent and the Stockholder Representative or a determination by the Adjustments Auditor in accordance with this Section 3.4(b)), is hereinafter referred as to the “Determination Date.”

(c) For the purposes of this Agreement, “Final Working Capital” means the Closing Working Capital and “Final Assumed Indebtedness” means the Assumed Indebtedness, in each case as finally agreed or determined in accordance with Section 3.4(b). Upon the determination of the Final Working Capital and the Final Assumed Indebtedness pursuant to Section 3.4(b), the Estimated Merger Consideration shall be recalculated utilizing the Final Working Capital in lieu of the Working Capital Estimate and the Final Assumed Indebtedness in lieu of the Estimated Assumed Indebtedness Amount (the Estimated Merger Consideration as so recalculated, the “Final Merger Consideration”). If (and only if) the Final Merger Consideration exceeds the Estimated Merger Consideration, Parent shall promptly (but in any event within five Business Days following the Determination Date) deliver to the Stockholder Representative (for distribution to the Common Holders as additional Share Consideration and Common Stock Equivalent Consideration, after taking into account the changes to the Per Share Price resulting from such distribution and any Share Consideration and Common Stock Equivalent Consideration previously received by such Common Holders), the amount by which the Final Merger Consideration exceeds the Estimated Merger Consideration by wire transfer of immediately available funds to an account or accounts designated by the Stockholder Representative in writing. If (and only if) the Estimated Merger Consideration exceeds the Final Merger Consideration, then the Stockholder Representative and Parent shall instruct the Escrow Agent to promptly (but in any event within five Business Days following the Determination Date) deliver from the Escrow Account to Parent the amount by which the Estimated Merger Consideration exceeds the Final Merger Consideration by wire transfer of immediately available funds to one or more accounts designated by Parent in writing. All payments made pursuant to this Section 3.4(c) shall be treated by all parties for tax purposes as adjustments to the purchase price. Upon payment of the amounts provided in this Section 3.4(c), none of the parties hereto may make or assert any claim under this Section 3.4.

(d) Following the Closing, Parent shall not take, or permit the Company or any Company Subsidiary to take, any action with respect to the accounting books and records of the Company or any Company Subsidiary, or the items reflected thereon, on which the Final Closing Balance Sheet is to be based, that is inconsistent with the Company’s or any Company Subsidiary’s past practices. No actions taken by Parent on its own behalf or on behalf of the Company or the Company Subsidiaries, at or following the Closing shall be given effect for purposes of determining the Closing Working Capital or the Assumed Indebtedness.

SECTION 3.5 The Stockholder Representative.

(a) Appointment of the Stockholder Representative. Prior to the date of this Agreement, the Common Holders owning more than 70% of the Common Shares have irrevocably appointed the Stockholder Representative as the sole agent of the Common Holders to act on behalf of the Common Holders regarding any matter relating to or arising under this Agreement or the Escrow Agreement and the Contemplated Transactions, including for the purposes of: (i) receiving any payments due from Parent or the Escrow Agent that are required under the terms of this Agreement or the Escrow Agreement to be paid to the Common Holders and, where applicable, distributing such payments to the Common Holders in accordance with the terms hereof or thereof; (ii) taking any action on behalf of the Common Holders or any individual Common Holder that may be necessary or desirable, as determined by the Stockholder Representative in its sole discretion, in connection with the indemnification provisions set forth in Article IX or the provisions of the Escrow Agreement in accordance with the terms hereof and thereof; (iii) taking any action on behalf of the Common Holders or any individual Common Holder that may be necessary or desirable, as determined by the Stockholder Representative in its sole discretion, in connection with negotiating or entering into settlements, resolutions and compromises with respect to the adjustments or payments contemplated by Section 3.4 or the claims of any Parent Indemnified Persons pursuant to Article IX; (iv) accepting notices on behalf of the Common Holders or any individual Common Holder in accordance with Section 11.4; (v) executing and delivering, on behalf of the Common Holders or any individual Common Holder, any notices, documents or certificates to be executed by the Common Holders or any individual Common Holder in connection with this Agreement or the Escrow Agreement or the Contemplated Transactions; and (vi) granting any consent or approval on behalf of the Common Holders or any individual Common Holder under this Agreement or the Escrow Agreement. As the representative of the Common Holders or any individual Common Holder under this Agreement and the Escrow Agreement, the Stockholder Representative shall act as the agent for each Common Holder and shall have authority to bind each Common Holder in accordance with this Agreement and the Escrow Agreement.

(b) Parent Reliance. Parent may rely exclusively, without independent verification or investigation, upon all decisions, communications or writings made, given or executed by the Stockholder Representative in connection with this Agreement and the Escrow Agreement and the Contemplated Transactions. Parent is entitled to deal exclusively with the Stockholder Representative on all matters relating to this Agreement and the Escrow Agreement and the Contemplated Transactions. Any action taken or not taken or decisions, communications or writings made, given or executed by the Stockholder Representative, for or on behalf of any Common Holder, shall be deemed an action taken or not taken or decisions, communications or writings made, given or executed by such Common Holder. Any notice or communication delivered by Parent to the Stockholder Representative shall be deemed to have been delivered to all of the Common Holders. Parent shall be entitled to disregard any decisions, communications or writings made, given or executed by any Common Holder in connection with this Agreement or the Escrow Agreement and the Contemplated Transactions unless the same is made, given or executed by the Stockholder Representative.

(c) Limitation on the Stockholder Representative’s Liability. Without limitation to its obligations under this Agreement and the Escrow Agreement wherein the Stockholder Representative acts in a capacity as the Stockholder Representative, the Stockholder Representative shall have no liability to Parent for any obligation of the Company or any Common Holder under this Agreement or the Escrow Agreement. Except for fraud, criminal activity, gross negligence or willful misconduct on its part, the Stockholder Representative shall have no liability to any Common Holder under this Agreement or the Escrow Agreement for any act or omission by the Stockholder Representative on behalf of the Common Holders.

(d) Retention of Counsel and Advisors; Expenses. The Stockholder Representative shall be entitled to retain counsel and other advisors and consultants and to incur such fees, costs and expenses (including reasonable attorneys’ fees, costs and expenses) as the Stockholder Representative deems to be necessary or appropriate in connection with the performance of its obligations under this Agreement or the Escrow Agreement (the “Representative Expenses”) and the Stockholder Representative shall be reimbursed for all such

Representative Expenses by the Common Holders, pro rata in accordance with their respective Transaction Percentages. In furtherance of the foregoing, at the Closing, Parent shall deposit with the Stockholder Representative an amount equal to the Stockholder Representative Fund to be used by the Stockholder Representative for the payment or reimbursement of Representative Expenses. Upon the termination of the Stockholder Representative’s duties under this Agreement and the Escrow Agreement (as determined by the Stockholder Representative in its sole discretion), any remaining portion of the Stockholder Representative Fund shall be promptly distributed to the Common Holders as additional Share Consideration and Common Stock Equivalent Consideration, after taking into account the changes to the Per Share Price resulting from such distribution and any Share Consideration and Common Stock Equivalent Consideration previously received by such Common Holders.

(e) Survival. All of the immunities and powers granted to the Stockholder Representative under this Agreement and the Escrow Agreement shall survive the Closing or any termination of this Agreement or the Escrow Agreement.

(f) Limitation on Parent’s Liability. Notwithstanding anything to the contrary set forth herein, Parent shall not be liable for any Damages to any Person, including any Common Holder, for any action taken or not taken by the Stockholder Representative or for any act or omission taken or not taken in reliance upon the actions taken or not taken or decisions, communications or writings made, given or executed by the Stockholder Representative, including any failure of the Stockholder Representative to distribute, or to distribute or sub divide in the correct amounts, any payments made to the Stockholder Representative by Parent for distribution to any Common Holder, among the Common Holders or any other Person; it being understood that that once Parent has made a payment in accordance with the terms of this Agreement or the Escrow Agreement to the Stockholder Representative for distribution to any Common Holder, among the Common Holders or to such other Person, such payment shall constitute a complete discharge of the relevant payment obligation of Parent.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Prior to the execution and delivery of this Agreement, the Company has delivered to Parent a schedule to this Agreement (the “Company Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or an exception to one of the representations and warranties contained in Article IV; provided that the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception, fact, event or circumstance, or that such information constitutes or would reasonably be expected to constitute a Material Adverse Effect; provided, further, that any disclosures made with respect to a section or subsection of this Agreement shall be deemed to qualify such sections or subsections specifically referenced or cross-referenced and any other section or subsection to the extent that it is reasonably apparent that such disclosure also pertains to such other section or subsection. Except as set forth in the Company Disclosure Schedule, the Company hereby represents and warrants to Parent that:

SECTION 4.1 Organization; Good Standing; and Authorization.

(a) The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company and each Company Subsidiary is duly qualified or licensed to do business as a foreign corporation and in good standing as a foreign corporation in each jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such licensing, qualification or good standing, except for such jurisdictions in which the failure to be so qualified or licensed would not, individually or in the aggregate, have a Material Adverse Effect.

(b) The Company has the full power and authority and has taken all action necessary in order to execute, deliver and perform, its obligations under this Agreement and to consummate the Contemplated Transactions. The execution and delivery by the Company of this Agreement and the consummation by the Company of the Contemplated Transactions have been duly authorized and approved and no other corporate proceeding with respect to the Company is necessary to authorize this Agreement, or the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company, and, assuming that this Agreement constitutes the legal, valid and binding obligation of Parent, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent that the enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any Action may be brought.

(c) The Company has delivered or made available to Parent accurate and complete copies of: (i) the Charter and Bylaws; (ii) the certificate of incorporation and bylaws or comparable organizational documents of each Company Subsidiary; (iii) the stock or other equity records of the Company and each Company Subsidiary; and (iv) the minutes and other records of the meetings at which formal actions were taken or any actions taken by written consent without a meeting of the stockholders, the board of directors and any committee of the board of directors of the Company and the equity holders, the board of directors (or comparable governing body) and any committee of the board of directors (or comparable governing body) of each Company Subsidiary. Since August 3, 2005, the activities of the Company and each Company Subsidiary has been in material compliance with the certificate of incorporation and the bylaws of the Company and the comparable organizational documents of each such Company Subsidiary, respectively.

SECTION 4.2 Capitalization.

(a) As of the date of this Agreement, (i) the authorized capital stock of the Company consists solely of 600,000 shares of Common Stock, of which on the date of this Agreement 327,218.66 shares are issued and outstanding, and (ii) 400,000 shares of Preferred Stock, 330,000 of which are designated as Series A Preferred Stock, and none of which is issued and outstanding. No shares of Preferred Stock will be issued by the Company on or after the date of this Agreement. All of the issued and outstanding shares of capital stock of the Company have been duly authorized and are validly issued, fully paid and nonassessable, and have been issued in material compliance with all federal and state securities laws. Section 4.2(a) of the Company Disclosure Schedule sets forth a true and complete list of the owners of all of the issued and outstanding shares of capital stock of the Company and the number of Common Shares owned by each Common Holder.

(b) Except as set forth in Section 4.2(b) of the Company Disclosure Schedule, (i) there are no shares of capital stock or other securities of the Company reserved for issuance, held as treasury shares, or subject to preemptive rights or any outstanding subscriptions or other agreements or other instruments outstanding or in effect giving any Person the right to acquire any shares of capital stock or other securities of the Company and (ii) the Company does not have outstanding any options or other securities exercisable for or convertible into any shares of its Common Stock or Preferred Stock or other capital stock or bonds, debentures, notes or other obligations the holders of which have (either presently or upon the occurrence of a contingency) the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. Section 4.2(b) of the Company Disclosure Schedule sets forth a true and complete list of the owners of all of the issued and outstanding Common Stock Equivalents and the number of shares of Common Stock, that each such owner is entitled to receive upon the exercise of the Common Stock Equivalents.

SECTION 4.3 Company Subsidiaries. Section 4.3 of the Company Disclosure Schedule sets forth a complete and accurate list of the name and jurisdiction of formation of each of the Company’s Subsidiaries (each a “Company Subsidiary,” and collectively, the “Company Subsidiaries”) and the authorized, issued and outstanding equity interests of each Company Subsidiary. Each Company Subsidiary is duly organized, validly existing and in good standing under the laws of its state of organization. Each of the outstanding equity interests of each Company Subsidiary is duly authorized, validly issued, fully paid and non-assessable and is directly owned of record by the Company or a Company Subsidiary (which record ownership is set forth in Section 4.3 of the Company Disclosure Schedule), free and clear of any Liens other than (i) Permitted Liens, (ii) Liens on transfer imposed under applicable securities law and (iii) Liens created by Parent’s or its Affiliates’ acts. There are no other equity interests of any Company Subsidiary authorized, issued, reserved for issuance or outstanding and no outstanding or authorized options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights), stock appreciation rights, calls or commitments of any character whatsoever to which any Company Subsidiary is a party or may be bound requiring the issuance, delivery or sale of equity interests of any Company Subsidiary.

SECTION 4.4 Governmental Filings and Consents. Except for the Notification and Report Form (the “Report”) required to be filed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) (such filings, the “HSR Filing”), or as set forth in Section 4.4 of the Company Disclosure Schedule, no notices, reports, submissions or other filings (collectively, “Filings”) are required to be made by the Company with, nor are any consents, registrations, approvals, declarations, permits, expiration of any applicable waiting periods or authorizations (collectively, “Consents”), required to be obtained by the Company from, any foreign, federal, state, local, municipal, county or other governmental, quasi-governmental, administrative or regulatory authority, body, agency, court, tribunal, commission or other similar entity (including any branch, department or official thereof) (each a “Governmental Entity”), in connection with the execution or delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder or the consummation by the Company of the Contemplated Transactions; provided, however, that no representation or warranty is made with respect to any Filings or Consents with or from any Governmental Entity that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, or materially impair the Company’s ability to consummate the Contemplated Transactions.

SECTION 4.5 No Violations. Assuming the making of the HSR Filing and the other Filings set forth in Section 4.4 of the Company Disclosure Schedule and the obtaining of the Consents set forth in Section 4.4 of the Company Disclosure Schedule and Section 4.5 of the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement does not, and the performance and consummation by the Company of the Contemplated Transactions will not, constitute, result in or give rise to:

(a) a breach or violation of, or a default under any provision of the Charter or Bylaws;

(b) a material breach or material violation of, or a material default under, or the cancellation, modification or termination of, or the acceleration of, or the creation of a Lien (other than a Permitted Lien) on any properties or assets owned or used by the Company or any of its Subsidiaries pursuant to any provision of any agreement, license, lease, understanding, contract, loan, note, mortgage, indenture, promise, undertaking or other commitment or obligation (a “Contract”) that is a Material Contract; or

(c) a material breach or material violation of any Law or a material breach or violation of any award, decision, injunction, judgment, decree, settlement, order, process, ruling, subpoena or verdict (whether temporary, preliminary or permanent) entered, issued, made or rendered by any court, administrative agency, arbitrator, Governmental Entity or other tribunal of competent jurisdiction (each, an “Order”) against the Company or any of its Subsidiaries.

SECTION 4.6 Financial Statements; Books and Records.

(a) The Company has delivered to Parent true and complete copies of the following financial statements (collectively, the “Financial Statements”): (i) the audited consolidated balance sheet of the Company as of December 31, 2011 (the “Audited Balance Sheet”); (ii) the related audited consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2011 (including the notes thereto) (the “Audited Financial Statements”), together with the Report of Independent Accountants thereon; and (iii) the unaudited consolidated balance sheet of the Company as of June 30, 2012 (the “Interim Balance Sheet”) and the related unaudited consolidated statements of operations and cash flows for the six months ended June 30, 2012.

(b) The Financial Statements fairly present, in all material respects, the consolidated financial condition and the consolidated results of operations, changes in stockholders’ equity and cash flow of the Company and its Subsidiaries as at the respective dates of and for the periods referred to in such Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods presented, subject, in the case of unaudited financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material in amount or effect) and the absence of a statement of stockholders’ equity and notes. The Financial Statements were compiled from and are in accordance with the books and records of the Company and its Subsidiaries.

(c) Except as set forth in Section 4.6(c) of the Company Disclosure Schedule, neither the Company nor any Subsidiary of the Company has any Liabilities of the nature required by GAAP to be disclosed or reflected in the Financial Statements other than those (i) that are reflected in, reserved against or otherwise described in the Financial Statements or that arose after the date of the Interim Balance Sheet in the Ordinary Course of Business or (ii) that individually, or in the aggregate, are not material to the Company and its Subsidiaries, taken as a whole.

SECTION 4.7 Absence of Certain Changes and Events. Since the date of the Interim Balance Sheet, (a) the Company and its Subsidiaries have conducted the Business, in all material requests, only in the Ordinary Course of Business and (b) there has not occurred any Material Adverse Effect and (c) neither the Company nor any of its Subsidiaries has taken any action prior to the date of this Agreement that, had such action been taken on or after the date of this Agreement, would have required the consent of Parent pursuant to Section 6.1(b).

SECTION 4.8 Actions; Orders, etc.

(a) Except as set forth on Section 4.8 of the Company Disclosure Schedule, other than with respect to any workers’ compensation claims or unemployment claims with respect to the Assigned Employees, (i) there are no civil, criminal, administrative, investigative or informal actions, audits, demands, suits, claims, arbitrations, hearings, litigations, disputes, investigations or other proceedings of any kind or nature at Law, in equity or otherwise, in, before, by, or otherwise involving, any Governmental Entity or other Person (“Actions”) pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries and (ii) to the Knowledge of the Company, there are no Actions pending or threatened against any officer or director of the Company arising out of and pertaining to the Business, in the case of each of subclauses (i) and (ii) above, that could reasonably be expected to have a material and adverse effect on the Business or that could reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering in any material respect with the Contemplated Transactions.

(b) Except as set forth on Section 4.8 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is subject to, nor are they or any of their assets or properties bound by, (i) any Order specific to the Company or any of its Subsidiaries or (ii) to the Company’s Knowledge, any other Order, in either case that has or would reasonably be expected to have a Material Adverse Effect and, to the Company’s Knowledge, there are no such Orders threatened to be imposed by any Governmental Entity.

SECTION 4.9 Taxes. Except as otherwise disclosed on Section 4.9 of the Company Disclosure Schedule:

(a) All income, franchise and other material Tax Returns required to be filed by or with respect to the Company or any Company Subsidiary have been filed on or before the applicable due date (including any extensions of such due date) and were accurately and completely prepared in all material respects in compliance with all applicable Laws, provided, however, that no representations are made as to the amount or availability of any federal net operating losses or credits arising in any Pre-Closing Tax Period that would or could be carried forward into any Post-Closing Tax Period other than as set forth in Section 4.9(b) or Section 4.9(r). The Company and its Subsidiaries have provided or made available to Parent with true and complete copies of all Federal and state income and franchise Tax Returns, including any audit reports, statements of deficiencies and closing or other agreements with respect to such Tax Returns, for all periods ending on and after December 31, 2007.

(b) The Pre-Closing Net Operating Loss Carryovers will be no less than $15,000,000.

(c) The Company and its Subsidiaries have paid all Taxes shown to be due on the Tax Returns referred to in Section 4.9(a), and all other Taxes required to be paid, and have made adequate provision in the Financial Statements for any Taxes that are not yet due and payable, for all taxable periods, or portions thereof, ending on or before the date hereof.

(d) All deficiencies for Taxes asserted or assessed in writing against the Company or its Subsidiaries have been paid, settled or properly reflected in the Financial Statements.

(e) No audit is pending or, to the knowledge of the Company, threatened in writing with respect to any Taxes due from or with respect to the Company or any Company Subsidiary.

(f) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, Taxes due from the Company or any Company Subsidiary for any taxable period and no request for any such waiver or extension is currently pending.

(g) There are no Liens for Taxes upon the assets or properties of the Company or any Company Subsidiary, other than Liens for current Taxes not yet due and payable or that are being contested in good faith (and, if such Liens are in existence on the date of this Agreement, are described in Section 4.9 of the Company Disclosure Schedule) and for which adequate provision has been made in the Financial Statements.

(h) The Company and its Subsidiaries have each withheld from their respective employees, independent contractors, creditors, stockholders and third parties (including, to the extent the Company and/or its Subsidiaries are responsible for such withholding, Assigned Employees) and timely paid to the appropriate Governmental Entity proper and accurate amounts in all material respects for all periods ending on or before the Closing Date in compliance in all material respects with all Tax withholding and remitting provisions of applicable laws and have each complied in all material respects with all Tax information reporting provisions of all applicable laws.

(i) None of the Company Subsidiaries was a member of an affiliated group of corporations that filed a consolidated federal income Tax Return for which the statute of limitations does not bar a federal income tax assessment, except for affiliated groups of which the Company is a member.

(j) During the past six years, no written claim has ever been made by any Governmental Entity in a jurisdiction where the Company or any of the Company Subsidiaries does not file Tax Returns that the Company or any of the Company Subsidiaries is or may be subject to taxation by that jurisdiction.

(k) During the past six years, neither the Company nor any of the Company Subsidiaries has been required to include any adjustment in taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state, local or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger.

(l) Neither the Company nor any of the Company Subsidiaries is a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement (except any agreement solely among the Company and the Company Subsidiaries) nor does the Company or any of the Company Subsidiaries have any liability or potential liability to another party under such an agreement.

(m) The Company and each of the Company Subsidiaries has recorded no items under ASC 740-10 and has not been required to file and has not filed any Schedule UTP (or state equivalent) in any Tax Return.

(n) Neither the Company nor any of the Company Subsidiaries has consummated or participated in, or is currently participating in, any transaction which was or is a “Tax Shelter” transaction defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. Neither the Company nor any of the Subsidiaries has participated in a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provisions of state, local or foreign law.

(o) Neither the Company nor any of the Company Subsidiaries has any liability for Taxes of any Person (other than the Company or a Company Subsidiary) under Section 1.1502-6 of the Treasury Regulations (or any similar provisions of state, local or foreign law) as a transferee or successor, by contract or otherwise.

(p) Neither the Company nor any of the Company Subsidiaries will be required to include any material item of income or exclude any material item of deduction from taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in the method of accounting for a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax law), (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign tax law), (iv)

installment sale or open transaction disposition made on or prior to the Closing Date, (v) recapture of dual consolidated losses under Section 1503(d) of the Code, or (vi) prepaid amount received on or prior to the Closing Date.

(q) Neither the Company nor any of the Company Subsidiaries has made a domestic use election for any dual consolidated loss under Section 1503(d) of the Code (or any corresponding or similar provision of foreign Tax law).

(r) Except as a result of the Contemplated Transactions, none of the Tax attributes (including net operating loss carry forwards and general business Tax credits) of the Company or any of the Company Subsidiaries is limited by Sections 269, 382, 383, 384 or 1502 of the Code (or any corresponding or similar provision of state, local and foreign Tax law).

(s) Neither the Company nor any of the Company Subsidiaries is or has during the past five years been a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(t) Neither the Company nor any of the Company Subsidiaries has constituted either a “distribution corporation” or a “controlled corporation” in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(u) To the Company’s Knowledge, neither the Company nor any Company Subsidiary is or ever has been an “S” corporation within the meaning of Section 1361 of the Code.

SECTION 4.10 Employee Benefits; ERISA.

(a) Section 4.10(a) of the Company Disclosure Schedule sets forth a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and each other material compensation and benefit plan, agreement, arrangement or policy, including any of such providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance, employee loans, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, change in control benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits), or other employee benefits, in each case, which is maintained, administered, sponsored or contributed to by the Company or any of its Subsidiaries for the benefit of any current or former employee or director of the Company or any of its Subsidiaries or which is between the Company or any of its Subsidiaries and any such individual (each, individually, a “Plan” and collectively, the “Plans”), which, for the avoidance of doubt, will not include any Plan maintained, administered, sponsored or contributed to solely by a client of the Company or any of its Subsidiaries and without any sponsorship or administration by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has any Employees domiciled outside the United States or any Plans exclusively for the benefit of Employees outside the United States.

(b) With respect to each Plan, the Company has made available to Parent: (i) a current, accurate and complete copy of such Plan; (ii) the three most recent Annual Reports (Form 5500 Series) and accompanying schedules, if any; (iii) the most recent annual financial report, if any; (iv) the three most recent actuarial reports, if any; (v) the most recent determination letter from the Internal Revenue Service, if any; and (vi) any related trust agreement or funding instrument. The Company has also made available to Parent the current summary plan description and any material modifications thereto for each Plan in respect of which there exists a summary plan description.

(c) Section 4.10(c) of the Company Disclosure Schedule identifies each Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (each, a “Qualified Plan”). Each Qualified Plan is so qualified and the Internal Revenue Service has issued a favorable determination letter with respect to each Qualified Plan and the related trust has not been revoked. To the Knowledge of the Company, no events have occurred that would reasonably be expected to adversely affect the qualified status of any Qualified Plan or related trust.

(d) Except as set forth on Section 4.10(d) of the Company Disclosure Schedule or otherwise provided in this Agreement, (i) the Company has timely made or accrued all contributions required with respect to any Plan, (ii) no failure to satisfy a “minimum funding standard” (determined under the rules set forth in Section 412 of the Code and related Code sections and regulations), whether or not waived, exists with respect to any Qualified Plan subject to Title IV of ERISA, (iii) there have not been any “reportable events” (within the meaning of Section 4043 of ERISA) with respect to any Qualified Plan subject to Title IV of ERISA, and (iv) neither the Company nor any ERISA Affiliate has (A) engaged in, or is a successor to any entity that has engaged in, any transaction described in Section 4069, Section 4204, or Section 4212(c) of ERISA, or (B) taken any action which has incurred, or could be reasonably expected to incur prior to the Closing Date, any Liability under Title IV of ERISA or Section 4971 of the Code, other than premiums due to the Pension Benefit Guaranty Corporation (the “PBGC”), which premiums have been paid when due.

(e) Except as otherwise set forth on Section 4.10(e) of the Company Disclosure Schedule, (i) neither any Plan nor any other employee benefit plan maintained by an ERISA Affiliate of the Company is a Multiemployer Plan or a Multiple Employer Plan and (ii) neither the Company nor or any of its ERISA Affiliates has (A) at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan, or (B) incurred any Withdrawal Liability that has not been satisfied in full. No Plan that is a Multiemployer Plan is in reorganization or is insolvent (as “reorganization” and “insolvent” are defined in Sections 4241 and Section 4245 of ERISA, respectively).

(f) Each Plan is in compliance in all material respects both in form and operation with ERISA, the Code and other applicable Laws, and has been established and administered in all material respects in accordance with its terms. With respect to any Plan, (i) no actions, suits, or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened, (ii) to the Knowledge of the Company, no facts or circumstances exist that could give rise to any such actions, suits, or claims, (iii) no written or oral communication has been received from the PBGC in respect of any Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the Contemplated Transactions, and (iv) no administrative investigation, audit, or other administrative Action by the Department of Labor, the PBGC, the Internal Revenue Service, or other governmental agencies are pending or, to the Knowledge of the Company, threatened or in progress (including any routine requests for information from the PBGC).

(g) Except as set forth on Section 4.10(g) of the Company Disclosure Schedule or otherwise provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions will (either or alone or in conjunction with any other event) (i) entitle any current or former Employee, officer, or director of the Company or any of its Subsidiaries to severance pay, golden parachute payments, unemployment compensation or other payment by the Company, any of its Subsidiaries or Parent or any of its subsidiaries, except as may be required by applicable Law, (ii) result in, cause the accelerated vesting, funding, or delivery of, or increase the amount or value of any payment or benefit to any current or former Employee, officer, or director of the Company or any of its Subsidiaries, except as may be required by applicable Law, or (iii) result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate, or receive a reversion of assets from any Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the Contemplated Transactions (either solely as a result thereof or as a result of any such Contemplated Transaction in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. No Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code or otherwise.

(h) Each Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code has, at all times, been established and maintained in material documentary and operational compliance with the applicable requirements of Section 409A of the Code and related regulations.

(i) Each Plan that is an employee welfare benefit plan under Section 3(1) of ERISA is either (i) funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) self-insured and the Company has sufficient reserves to pay run-out claims if such Plan is terminated. No Plan that is an employee welfare benefit plan under Section 3(1) of ERISA provides such benefits following termination of service, except to the extent required by applicable Law.

(j) Neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or its Subsidiaries would reasonably be expected to be subject to a material civil penalty assessed pursuant to Section 409 of ERISA or a material Tax imposed pursuant to Section 4975 of the Code.

(k) All Common Stock Equivalents have been granted in compliance with the terms of the applicable Plan, with applicable Law, and with the applicable provisions of the Charter and Bylaws, as in effect at the applicable time. The Company has not issued any Common Stock Equivalents that are stock options, stock appreciation rights, or similar equity awards pertaining to Common Stock with an exercise price that is less than the “fair market value” of the underlying shares on the date of grant, as determined under Section 409A of the Code.

(l) Each individual who currently renders services to the Company or any of its Subsidiaries and who is classified by the Company or such Subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and exclusion from participation under any Plan) is properly so characterized.

SECTION 4.11 Labor and Employment Matters.

(a) Section 4.11(a) of the Company Disclosure Schedule contains a complete and accurate list of all employees, listed without names, of the Company or any of its Subsidiaries (collectively, and, for the avoidance of doubt, excluding the Assigned Employees, “Employees”) as of the date specified on such list (which shall be no earlier than five Business Days prior to the date of this Agreement) whose annual total compensation from the Company and its Subsidiaries for 2011 or annualized total compensation from the Company and its Subsidiaries for 2012 was in excess of $100,000, showing the position, annual base salary and bonus potential for each such Employee as of such date. As used in this Agreement, the term “Employees” expressly excludes individuals classified as “Assigned Employees” in the Company’s service or worksite agreements with its clients or individuals acting in similar capacities under arrangements between the Company or its Subsidiaries and their clients (the “Assigned Employees”).

(b) Except as set forth in Section 4.11(b) of the Company Disclosure Schedule, the Company and its Subsidiaries are in material compliance with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, classification of employee positions and other service provider positions, wages and hours and, as may be applicable, professional employer organization, co-employer and/or joint-employer requirements as all, to the Company’s Knowledge, such Laws relate to the Business and Assigned Employees where the Company and/or its Subsidiaries are responsible for compliance with any such Laws in relation to Assigned Employees. There is no labor strike, lockout, slowdown or work stoppage pending or, to the Knowledge of the Company, threatened involving the Company or any of its Subsidiaries, nor has there been any such action within the past three years. None of the Company or any of its Subsidiaries is presently negotiating a collective bargaining agreement or similar agreement with any employee representative. To the Knowledge of the Company, there are no union organizing activities relating to any employees of the Company or any of its Subsidiaries, nor have there been any such activities within the past three years. To the Company’s Knowledge, there is no unfair labor practice complaint against the Company or any of its Subsidiaries pending before the National Labor Relations Board or other Governmental Entity.

(c) Section 4.11(c) of the Company Disclosure Schedule contains a correct and complete list, as of the date specified on such list, of all independent contractors, consultants, temporary employees, leased employees or other servants or agents, in each case (i) who are natural persons, employed or used with respect to the operation of the Company or any of its Subsidiaries and are classified by the Company and its Subsidiaries as other than employees or compensated other than through wages paid by the Company or any of its Subsidiaries and reported on a form W-4 (collectively, and subject to the next sentence, “Contingent Workers”) and (ii) whose annual total compensation from the Company and its Subsidiaries for 2011 or annualized total compensation from the Company and its Subsidiaries for 2012 was in excess of $100,000, showing such person’s role in the Business and a description of the fee or compensation arrangements with the Company or any of its Subsidiaries. As used in this Agreement, the term “Contingent Workers” expressly excludes Assigned Employees. To the extent that any Contingent Workers are employed or retained by the Company or any of its Subsidiaries, the Company or the applicable Subsidiary has classified and treated them in material compliance with applicable Laws, including for purposes of all employee benefit plans and perquisites including the Plans.

SECTION 4.12 Compliance with Laws; Governmental Authorizations; etc.

(a) Except for Tax and environmental Laws (for which the only representations and warranties made by the Company are set forth in Section 4.9 and Section 4.15), the Company and each of its Subsidiaries is in compliance in all material respects with all applicable Laws. Except (i) for Tax and environmental Laws (for which the only representations and warranties made by the Company are set forth in Section 4.9 and Section 4.15), (ii) for those that have been fully and finally resolved without a Material Adverse Effect or (iii) as set forth in Section 4.12(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received since December 31, 2008, any written notice from any Governmental Entity regarding any actual or alleged, material violation of, or failure of the Company or any Subsidiary to comply in any material respect with, any Law.

(b) The Company and its Subsidiaries, collectively, hold and maintain all material Governmental Authorizations required to conduct the Business in the manner and in all such jurisdictions as it is currently conducted, except for those Governmental Authorizations the absence of which, individually and in the aggregate, is not material to the Company and its Subsidiaries, taken as a whole. The Company and each of its Subsidiaries is in compliance with each such Governmental Authorization, except for any violations which, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect. Except for those that have been fully and finally resolved without a Material Adverse Effect, neither the Company nor any of its Subsidiaries has received, since December 31, 2008 any written notice from any Governmental Entity regarding any material violation of, or material failure to comply with, any Governmental Authorization.

SECTION 4.13 Real Property; Personal Property.

(a) Neither the Company nor any of its Subsidiaries owns any real property. Section 4.13(a) of the Company Disclosure Schedule contains a correct and complete list of (i) all premises leased or subleased or otherwise occupied by the Company or any of its Subsidiaries as tenant or subtenant (the “Leased Real Property”), together with a correct and complete list of all such leases, subleases or other similar agreements (the “Real Property Leases”), and (ii) all Liens (other than Permitted Liens) relating to or affecting the Leased Real Property. Neither the Company nor any of its Subsidiaries is in material breach or material default under any of the Real Property Leases and, to the Knowledge of the Company, no other party to the Real Property Leases is in material breach or material default thereunder. The Company has heretofore delivered or made available to Parent complete and accurate copies of all Real Property Leases (including all modifications, amendments and supplements thereto).

(b) The Company or a Subsidiary of the Company is in possession of and owns or has valid leasehold interests in, or valid rights under Contract to use, all tangible personal property presently used in the conduct of the Business by the Company and its Subsidiaries.

(c) Except as set forth in Section 4.13(c) of the Company Disclosure Schedule or as set forth in the terms of the Real Property Leases, there are no leases, subleases, licenses or other agreements granting to any Person, other than the Company or any of its Subsidiaries, any right to the possession, use, occupancy or enjoyment of the Leased Real Property or any portion thereof.

(d) Except as set forth in Section 4.13(d) of the Company Disclosure Schedule, all of the land, buildings, structures and other improvements to real property used by the Company and its Subsidiaries in the conduct of the Business are located on the premises leased by the Company or any of its Subsidiaries pursuant to the Real Property Leases.

(e) Except as set forth in Section 4.13(e) of the Company Disclosure Schedule, no Consents are required to be obtained by the Company or any of its Subsidiaries under the Real Property Leases in connection with the performance by the Company or any of its Subsidiaries of its obligations hereunder or the consummation by the Company or any of its Subsidiaries of the Contemplated Transactions.

SECTION 4.14 Contracts; Customer Concentration; No Default.

(a) Section 4.14(a) of the Company Disclosure Schedule (as such Disclosure Schedule shall be updated by the Company prior to Closing to reflect additions and deletions thereto between the date of this Agreement and Closing) lists all of the following Contracts to which the Company or any of its Subsidiaries is a party or by or to which any of them or any of their properties are bound or subject (excluding each referral or broker service Contract with the Company or any of its Subsidiaries other than those under which the aggregate payments made by the Company or any of its Subsidiaries were greater than $100,000 in the 12 months ended June 30, 2012): (i) each Contract with a current or former officer, director, shareholder, employee, consultant, agent or other Representative or with an entity in which any of the foregoing is a controlling person under which aggregate payments in excess of $100,000 remain to be paid; (ii) Contracts with any labor union or association representing any employee of the Company or any of its Subsidiaries (not including Assigned Employees); (iii) partnership or joint venture Contracts; (iv) material Contracts other than those that can be canceled by the Company or its Subsidiaries (A) without liability, premium or penalty of more than $100,000 or (B) on 90 days’ or less notice; (v) Contracts for the purchase by the Company or its Subsidiaries of materials, supplies, goods, services, equipment or assets pursuant to which the Company or any of its Subsidiaries is obligated to pay in excess of $250,000 during any 12-month period; (vi) Contracts containing covenants of the Company or any of its Subsidiaries not to compete in any line of business or with any Person in any geographical area; (vii) Contracts (excluding Contracts with employees of the Company or any of its Subsidiaries) containing covenants of any Person not to compete with the Company or any of its Subsidiaries in any line of business or in any geographical area; (viii) Contracts relating to the acquisition by the Company or any of its Subsidiaries of any operating business or the capital stock of any other Person since January 1, 2009; (ix) Contracts relating to existing Indebtedness of the Company; (x) IP Licenses; (xi) Contracts involving any agency relationship, distribution arrangement or franchise relationship; (xii) Contracts that provide for the indemnification of any officer, director, employee or agent of the Company or any of its Subsidiaries; or (xiii) any other Contracts (excluding customer Contracts with the Company or any of its Subsidiaries) pursuant to the terms of which there is either a current or future obligation or right of the Company or any of its Subsidiaries to make payments in excess of $100,000 or receive payments in excess of $250,000 (each such Contract that is set forth in Section 4.14(a) of the Company Disclosure Schedule or is required to be set forth on the Section 4.14(a) of the Company Disclosure Schedule, a “Material Contract”).

(b) No customer of the Company or any of its Subsidiaries accounted for more than 5% of the consolidated gross profit of the Company during the 12 months ended June 30, 2012.

(c) There has been made available to Parent true and complete copies of all of the Contracts set forth in Section 4.14(a) of the Company Disclosure Schedule as of the date of this Agreement (the “Scheduled Contracts”) and set forth in Section 4.14(a) of any Supplements. With respect to the Scheduled Contracts: (i) neither the Company nor any of its Subsidiaries is in default thereunder; (ii) to the Company’s Knowledge no condition exists that with notice or lapse of time or both would constitute a default thereunder by the Company or its Subsidiaries; (iii) to the Knowledge of the Company, no other party thereto is in default thereunder; and (iv) to the Knowledge of the Company, no condition exists that with notice or lapse of time or both would constitute a default thereunder in each case, except for such defaults which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 4.15 Environmental Matters. The Company and each of its Subsidiaries are in material compliance with all applicable Environmental Laws; neither the Company nor any of its Subsidiaries has received any written notice of any material violations of any applicable Law governing the use, storage, treatment, transportation, manufacture, refinement, handling, production or disposal of Hazardous Materials; and there are no Actions pending or, to the Knowledge of the Company, threatened by any Governmental Entity with respect to any such violations. To the Company’s Knowledge, all Leased Real Properties are currently being operated by the Company and its Subsidiaries in compliance in all material respects with all applicable Environmental Laws.

SECTION 4.16 Insurance.

(a) Section 4.16(a) of the Company Disclosure Schedule sets forth a complete list of all insurance policies or binders of fire, liability, workers’ compensation, motor vehicle, directors’ and officers’ liability, property, casualty, life and other forms of insurance owned by the Company or its Subsidiaries or under which any of the Company or any of its Subsidiaries, or their assets or properties, are insured (regardless of whether the premiums are paid by the Company or any of its Subsidiaries) (the “Company Policies”). The Company has made available to Parent correct and complete copies of such policies and binders and all pending applications for any such policies or binders.

(b) To the Knowledge of the Company, all Company Policies are in full force and effect. No written notice of cancellation or termination, or other indication that any such policy is no longer in full force or effect or that the issuer of any policy is not willing or able to perform its obligations thereunder, has been received by the Company. As of the date of this Agreement, with respect to the Company Policies, there are no pending claims against such insurance by the Company or any of its Subsidiaries as to which the insurers have denied liability.

SECTION 4.17 Brokers and Finders. Except as set forth in Section 4.17 of the Company Disclosure Schedule, no agent, broker, investment banker, intermediary, finder, Person or firm acting on behalf of the Company or which has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries is or would be entitled to any broker’s or finder’s fee or any other commission or similar fee, directly or indirectly, from any of the parties hereto in connection with the execution of this Agreement or upon the consummation of the Contemplated Transactions.

SECTION 4.18 Intellectual Property.

(a) Except (i) as set forth in Section 4.18(a) of the Company Disclosure Schedule, (ii) for Intellectual Property licensed to the Company or its Subsidiaries pursuant to written agreements identified in Section 4.18(c) of the Company Disclosure Schedule, (iii) Off-the-Shelf Software, and (iv) Intellectual Property that is in the public domain or to which the Company and its Subsidiaries otherwise have legal access through principles of patent exhaustion or first sale rights, the Company or one of its Subsidiaries exclusively owns the Company Intellectual Property, free and clear of all Liens, except to the extent subject in each case to the terms of (1) an applicable license, sublicense, or other agreement identified in Section 4.18(d) of the Company Disclosure Schedule or (2) non-exclusive, internal use licenses to Company software or services granted to end user customers in the ordinary course of business pursuant to the Company’s standard form of end user license agreement or subscription agreement.

(b) Section 4.18(b) of the Company Disclosure Schedule sets forth a correct and complete list of all material Marks, Copyrights and Internet domain names owned, solely or jointly, by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries own, solely or jointly, any Patents, registered Marks or registered Copyrights, nor have any in process applications therefor.

(c) Section 4.18(c) of the Company Disclosure Schedule sets forth a correct and complete list of all written licenses or other written agreements granting rights in Intellectual Property to the Company or any of its Subsidiaries, excluding licenses for Off-the-Shelf Software (the “IP Licenses”). Neither the Company nor any of its Subsidiaries is in default in any material respect under any of the IP Licenses. To the Knowledge of the Company, (i) no other party to any such IP Licenses is in default thereunder in any material respect, nor (ii) does any condition exist that with notice or lapse of time or both would constitute such a material default thereunder.

(d) Section 4.18(d) of the Company Disclosure Schedule accurately identifies (a) each Contract pursuant to which any Person has been granted by the Company or any of its Subsidiaries any license under, or otherwise has received or acquired from the Company or any of its Subsidiaries any right (whether or not currently exercisable) or interest in, any Company Intellectual Property (other than non-exclusive, internal use licenses to Company software or services granted to end user customers in the ordinary course of business pursuant to the Company’s standard form of end user license agreement or subscription agreement), and (b) whether the licenses, right, and interests so granted, received or acquired are exclusive or non-exclusive. The Company and its Subsidiaries are not bound by, and no Company Intellectual Property is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or any of its Subsidiaries to use, exploit, assert or enforce any Company Intellectual Property in the Business anywhere in the world.

(e) To the Company’s Knowledge, each Person who is or was an employee or contractor of the Company or any of its Subsidiaries and who is or was involved in the creation or development of any Company-Owned Intellectual Property has signed an agreement containing an assignment of Intellectual Property Rights to the Company or one of its Subsidiaries and confidentiality provisions protecting the Company-Owned Intellectual Property. No current or former shareholder, officer, director, or employee of the Company or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Company-Owned Intellectual Property. To the Company’s Knowledge, no employee of the Company or any of its Subsidiaries is (a) bound by or otherwise subject to any Contract restricting him from performing his duties for the Company or any of its Subsidiaries or (b) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality due to his activities as an employee of the Company or a Subsidiary of the Company.

(f) The Company and each of its Subsidiaries have taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce their rights in all proprietary information that the Company or any of its Subsidiaries holds, or purports to hold, as a trade secret.

(g) To the Company’s Knowledge, none of the Intellectual Property, business operations, products or services used by the Company or any of its Subsidiaries, nor the conduct of the Business, infringes upon, misappropriates or otherwise violates any Intellectual Property rights of others. No third party action or suit for the infringement, misappropriation or violation of any Intellectual Property Rights is pending against the Company or any Subsidiary of the Company and, to the Knowledge of the Company, no such action is threatened. To the

Company’s Knowledge, no Person has materially infringed, misappropriated or otherwise violated, and no Person is currently materially infringing, misappropriating or otherwise violating, any Intellectual Property Rights in the Company-Owned Intellectual Property.

(h) Neither the execution, delivery, or performance of this Agreement (or any of the ancillary agreements) nor the consummation of any of the Contemplated Transactions will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, or Encumbrance on, any Company-Owned Intellectual Property; (ii) the release, disclosure, or delivery of any Company-Owned Intellectual Property by or to any escrow agent or other Person; or (iii) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any of the Company-Owned Intellectual Property. The Company, along with its Subsidiaries, owns or otherwise has, and after the Closing the Surviving Corporation and its Subsidiaries will have, all Intellectual Property Rights needed to conduct their respective businesses as currently conducted.

(i) To the Company’s Knowledge, none of the software owned, developed (or currently being developed), marketed, distributed, licensed, or sold by the Company or any of its Subsidiaries (the “Company Software”) contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent. No source code for any Company Software has been delivered, licensed or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of the Company or one of its Subsidiaries. Neither the Company nor any of its Subsidiaries has any duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any Company Software to any escrow agent or other Person. To the Company’s Knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license or disclosure of the source code for any Company Software to any other Person.

(j) Section 4.18(j) of the Company Disclosure Schedule contains a complete and accurate list of: (i) each item of Open Source Software that is used by the Company or any of its Subsidiaries; (ii) whether such item of Open Source Software is distributed by the Company or any of its Subsidiaries or incorporated into the Company Software; and (iii) the corresponding Open Source License pursuant to which the Company or its Subsidiary received such Open Source Software. Neither Company nor any of its Subsidiaries has used, modified, distributed or otherwise undertaken any act or omission with respect to any Open Source Software that would be likely to result in any claim that any Company-Owned Intellectual Property, in whole or in part, is (1) required to be made available to any third party in source code form; (2) required to be licensed to any third party for the purpose of modification or redistribution; (3) required to be licensed to any third party at no charge; or (4) required to be made subject to the terms and conditions of any Open Source License.

(k) Since January 1, 2009, the Company and the Company Subsidiaries have not conducted business under any names other than the names set forth in Section 4.18(k) of the Company Disclosure Schedule.

SECTION 4.19 HIPAA. To the extent that (i) either the Company or a Subsidiary of the Company is a “covered entity” as defined in 45 C.F.R. § 160.103, (ii) either the Company, a Subsidiary of the Company or their respective business or operations are subject to or covered by the HIPAA administrative requirements codified at 45 C.F.R. Parts 160 & 162 (the “Transactions Rule”) or the HIPAA security and privacy requirements codified at 45 C.F.R. Parts 160 & 164 (the “Privacy and Security Rules”), or (iii) either the Company or any of its Subsidiaries sponsors any “group health plans” as defined in 45 C.F.R. § 160.103, the Company and each such Subsidiary has in good faith established policies and practices to reasonably comply with the applicable requirements of HIPAA, including all requirements of the Transactions Rule and the Privacy and Security Rules. As used herein, “HIPAA” means the Health Insurance Portability and Accountability Act of 1996 and all rules and regulations issued thereunder.

SECTION 4.20 Suppliers. As of the date of this Agreement, none of the Company’s 10 largest suppliers (based upon aggregate payments made by the Company and its Subsidiaries to suppliers during the year ended December 31, 2011), which suppliers and the payments made to such suppliers are set forth in Section 4.20 of the Company Disclosure Schedule, has provided written notice to the Company that such Person intends to cease doing business with the Company or any of its Subsidiaries or to materially reduce the amount of services provided to the Company or its Subsidiaries, in each case where the effect of such action would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 4.21 Related Party Transactions. Except as set forth in Section 4.21 of the Company Disclosure Schedule: (a) no Related Party has any direct or indirect interest in any material asset used in or otherwise relating to the Business; (b) no Related Party is indebted to the Company or any of its Subsidiaries; and (c) no Related Party has any direct or indirect interest in any Contract, transaction or business dealing with the Company or any of its Subsidiaries or any vendor or customer of the Company or any of its Subsidiaries. “Related Party” means each current or former stockholder, director (or person with comparable level of authority) or executive officer (or person with comparable level of authority) of the Company and each of its Subsidiaries and each of their Affiliates.

SECTION 4.22 No Other Representations or Warranties. Neither this Agreement nor any of the agreements or certificates to be executed by the Company pursuant to this Agreement contains or will contain any untrue statement of material fact pertaining to the Company or the Business or omits or will omit to state any material fact pertaining to the Company or the Business necessary to make any of the representations, warranties or other statements or information contained therein not misleading in light of the circumstances under which they were made. Except for the representations and warranties contained herein, including the Company Disclosure Schedule, none of the Company, any Affiliate of the Company or any Common Holder, nor any of their respective officers, directors, employees, agents, advisors, Specified Representatives or any other Person, makes any representations or warranties to or for the benefit of Parent. The Company hereby disclaims any other representations or warranties, whether made by the Company, any Affiliate of the Company or any Common Holder, or any of their respective officers, directors, employees, agents, advisors, Specified Representatives or any other Person, with respect to the execution and delivery of this Agreement, the Contemplated Transactions or the Business.

SECTION 4.23 No Knowledge of Inaccuracies. As of the date of this Agreement, the Company has no knowledge, and its officers, directors, employees and representatives have no actual knowledge, that any of the representations and warranties contained in Article V is not true and correct in all material respects.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to the Company as follows:

SECTION 5.1 Organization and Good Standing. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation.

SECTION 5.2 Authority. Each of Parent and Merger Sub has the full power and authority and has taken all action necessary in order to execute, deliver and perform fully, its obligations under, this Agreement and to consummate the Contemplated Transactions. The execution and delivery by each of Parent and Merger Sub of this Agreement and the consummation by each of Parent and Merger Sub of the Contemplated Transactions have been duly authorized and approved and no other corporate proceeding with respect to Parent or Merger Sub is necessary to authorize this Agreement, or the Contemplated Transactions. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming that this Agreement constitutes the legal, valid and binding obligation of the Company, is a valid and binding agreement of each of them, enforceable against each of them in accordance with its terms except to the extent that the enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any Action may be brought.

SECTION 5.3 Governmental Filings and Consents; No Violations.

(a) Except for the HSR Filing, no Filings are required to be made by Parent, Merger Sub or any of their Affiliates with, nor are any Consents or Governmental Authorizations required to be obtained by Parent, Merger Sub or any of their Affiliates from, any Governmental Entity, in connection with the execution or delivery by Parent or Merger Sub of this Agreement, the performance by Parent or Merger Sub of its obligations hereunder, the consummation by Parent or Merger Sub of the Contemplated Transactions, or the conduct of the Business by Parent, the Company or any its Subsidiaries following the Closing.

(b) Assuming the making of the HSR Filing, the execution and delivery by Parent and Merger Sub of this Agreement does not, and the performance and consummation by Parent and Merger Sub of any of the Contemplated Transactions will not, directly or indirectly (with or without the giving of notice or the lapse of time or both) constitute, result in or give rise to:

(i) a breach or violation of, or a default under any provision of Parent’s or Merger Sub’s certificate of incorporation or bylaws;

(ii) a material breach or material violation of, or a material default under, or the cancellation, modification or termination of, or the acceleration of, or the creation of a Lien on any properties or assets owned or used by Parent pursuant to, or require the making of any Filing or the obtaining of any Consent under, any provision of a Contract that is material to Parent or Merger Sub, under which Parent or Merger Sub is a party or bound or pursuant to which Parent or Merger Sub is subject to any Liability; or

(iii) a material breach or material violation of any Law or a breach or violation of any Order to which Parent or Merger Sub, or any of the assets owned or used by Parent or Merger Sub, are subject.

(c) There are no Actions pending or Orders issued, or, to the knowledge of Parent or Merger Sub, threatened against Parent or Merger Sub or any of its assets including any Actions or Orders that question or challenge the validity or legality of, or have the effect of prohibiting, preventing, restraining, restricting, delaying, making illegal or otherwise interfering with, this Agreement, the consummation of the Contemplated Transactions or any action taken or proposed to be taken by Parent or Merger Sub pursuant hereto or in connection with the Contemplated Transactions.

SECTION 5.4 Access; No Knowledge of Inaccuracies. The Parent acknowledges that it and its representatives have been permitted access to the books and records, facilities, equipment, Tax Returns, contracts, insurance policies (or summaries thereof) and other properties and assets of the Company and the Company Subsidiaries that it and its representatives have desired or requested to see or review, and that it and its representatives have had a full opportunity to meet with the officers and employees of the Company and the Company Subsidiaries to discuss the Business of the Company and the Company Subsidiaries. As of the date of this Agreement, Parent has no knowledge, and its officers, directors, employees and representatives have no actual knowledge, that any of the representations and warranties contained in Article IV is not true and correct in all material respects. The Parent acknowledges that neither the Company, the Common Holders, nor any other Person, directly or indirectly, has made, and the Parent has not relied on, any representation or warranty regarding any pro-forma financial information, financial projections or other forward-looking statements of the Company or any Company Subsidiary, and the Parent will make no claim with respect thereto.

SECTION 5.5 Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Contemplated Transactions, has engaged in no other business activities, and has conducted its operations only as contemplated by this Agreement.

SECTION 5.6 Financing. As of the Closing Date, Parent will have immediate access to all funds necessary to pay the Estimated Merger Consideration, the adjustments to the Estimated Merger Consideration under Section 3.4, the Escrow Amount, the Stockholder Representative Fund, the Credit Facility Payoff amount and the amount of the Company Expenses and all of its fees and expenses in order to consummate the Contemplated Transactions, and Parent will ensure that Merger Sub has the financial capacity to perform all of its other obligations under this Agreement. Parent confirms that it is not a condition to Closing or any of the other obligations hereunder that Parent obtain any financing.

SECTION 5.7 Brokers and Finders. No agent, broker, investment banker, intermediary, finder, Person or firm acting on behalf of Parent or which has been retained by or is authorized to act on behalf of Parent is or would be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with the execution of this Agreement or upon consummation of the Contemplated Transactions.

SECTION 5.8 No Other Representations or Warranties. Neither this Agreement nor any of the agreements or certificates to be executed by Parent or Merger Sub pursuant to this Agreement contains or will contain any untrue statement of material fact pertaining to Merger Sub or Parent or omits or will omit to state any material fact pertaining to Merger Sub or Parent necessary to make any of the representations, warranties or other statements or information contained therein not misleading in light of the circumstances under which they were made. Except for the representations and warranties contained herein, none of Parent, Merger Sub, any Affiliate of Parent or Merger Sub, nor any of their respective officers, directors, employees, agents, Specified Representatives or any other Person makes any representations or warranties to or for the benefit of the Company. Parent and Merger Sub hereby disclaim any other representations or warranties, whether made by Parent, Merger Sub or any Affiliate of Parent or Merger Sub, or any of their respective officers, directors, employees, agents, Specified Representatives or other Person, with respect to the execution and delivery of this Agreement or the Contemplated Transactions.

ARTICLE VI

COVENANTS AND ADDITIONAL AGREEMENTS

SECTION 6.1 Conduct of Business.

(a) Except as contemplated by this Agreement, from the date of this Agreement until the Closing (or earlier termination of this Agreement), the Company shall, and shall cause each of its Subsidiaries to (i) operate and carry on the Business only in the Ordinary Course of Business and in material compliance with all Laws, (ii) use commercially reasonable efforts to keep in full force and effect each of the insurance policies set forth in Section 4.16(a) of the Company Disclosure Schedule and (iii) use commercially reasonable efforts to keep available the services of their respective current officers, employees and contractors and maintain their relationships and good will with suppliers, customers, landlords, creditors, employees, labor organizations, Governmental Entities and other Persons having business relationships with the Company or any of its Subsidiaries in the Ordinary Course of Business.

(b) Without limiting the generality of Section 6.1(a), except as contemplated by this Agreement, prior to the Closing Date, the Company shall not, and shall cause its Subsidiaries not to, without the prior consent in writing of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) amend the Charter or the Bylaws or the comparable organizational documents of any of the Company Subsidiaries;

(ii) authorize for issuance, issue, deliver, sell or agree or commit to issue, sell or deliver (by the issuance or granting of options, warrants or rights to purchase equity securities of the Company or any of its Subsidiaries), pledge or otherwise encumber any equity securities of the Company or any of its Subsidiaries, any securities exchangeable for or convertible into equity securities of the Company or any of its Subsidiaries, or any other securities of the Company or any of its Subsidiaries, except that the Company may issue shares of its Common Stock pursuant to the exercise of Common Stock Equivalents set forth in Section 4.2 of the Company Disclosure Schedule in accordance with the agreements therefor in existence on the date of this Agreement and disclosed in writing to Parent prior to the date hereof;

(iii) split, combine or reclassify any equity securities of the Company or any of its Subsidiaries or declare, set aside or pay any dividends or make any other distributions (whether in cash, stock or other property) in respect of any securities of the Company or any of its Subsidiaries, except for the payment of dividends or distributions to the Company or any of its Subsidiaries by a direct or indirect Subsidiary of the Company;

(iv) redeem, purchase or otherwise acquire for any consideration (A) any outstanding shares of the Company’s capital stock or securities carrying the right to acquire, or which are convertible into or exchangeable or exercisable for, with or without additional consideration, such stock, (B) any other securities of the Company or any of its Subsidiaries, or (C) any interest in any of the foregoing, except, in any such case, as required by the terms of Scheduled Contracts;

(v) (A) incur any Indebtedness for borrowed money, other than Indebtedness between a Subsidiary of the Company and the Company or any of its other Subsidiaries and other than permitted additional borrowings under the Credit Facility of not more than $2,000,000 in the aggregate, (B) guarantee any indebtedness of another Person (other than the Company or any of its Subsidiaries), (C) enter into any “keep well” or other agreement to maintain any financial statement condition of another Person (other than the Company or any of its Subsidiaries), (D) make any loan, advance or capital contribution to, or investment in, any other Person, other than between the Company and any of its Subsidiaries, or (E) amend, supplement or otherwise modify any of the terms of the credit agreements or any other instrument or agreement evidencing indebtedness for borrowed money of the Company or its Subsidiaries;

(vi) make any acquisition or disposition (or series of related acquisitions or dispositions) of stock or assets of any entity other than acquisitions of supplies or other assets in the Ordinary Course of Business;

(vii) make any payment for a capital expenditure that, in the aggregate when added to all capital expenditures made since the date of the Interim Balance Sheet, exceeds the total amount for such expenditures set forth in the Company’s most recent annual budget provided by the Company to Parent prior to the date of this Agreement, to the extent such expenditures are contemplated to be made on or before September 30, 2012, by $100,000 or more;

(viii) (A) sell, lease, license, or otherwise dispose of any of its material properties or assets, or any material part of its properties or assets, or (B) mortgage, pledge or otherwise encumber or subject to any Lien (other than Permitted Liens) any of such properties or assets other than as is required under the Credit Facility;

(ix) merge or consolidate with any Person, adopt a plan of complete or partial liquidation, dissolution, bankruptcy, restructuring, recapitalization or other reorganization;

(x) other than with respect to Assigned Employees, enter into any employment or similar Contract with, or increase the compensation or benefits of, any employee (other than any employee who is not a party to a written employment Contract that constitutes a Scheduled Contract with the Company or any of its Subsidiaries, consultant or director of the Company or any of its Subsidiaries and, then, only in the Ordinary Course of Business), except for increases in compensation and benefits that are required by applicable Law or a Scheduled Contract;

(xi) adopt, amend in any material respect or terminate any Plan except (A) immaterial Plan amendments and immaterial Plan partial terminations occurring in the Ordinary Course of Business, or (B) as required by Law, by the terms of any such Plan or any Scheduled Contract;

(xii) change any accounting principle used by it or make any Tax election, unless (A) required to conform to changes in Tax laws, regulatory accounting requirements or GAAP or (B) with regard to changes in accounting principles only, is in the Ordinary Course of Business, in accordance with GAAP and consistent with prior past practice of the Company and its Subsidiaries;

(xiii) other than with respect to workers compensation claims, employer practices liability insurance claims or collection actions in the Ordinary Course of Business, commence any Action (other than any collection Actions individually in an amount less than or equal to $75,000) or settle or compromise any pending or threatened Action or other claim made by any Person, other than settlements of pending and threatened Actions and claims in the Ordinary Course of Business that do not involve payment by the Company or any of its Subsidiaries in excess of $75,000, provide for a full release of claims of the Company and its Subsidiaries by the claimant and do not involve any continuing material obligations of the Company or any of its Subsidiaries;

(xiv) create, authorize or acquire any new Subsidiary of the Company or of any of the Subsidiaries; or

(xv) agree, commit or resolve to do or authorize any of the foregoing.

SECTION 6.2 Access. Between the date of this Agreement and the Closing Date, the Company shall, and shall cause its Subsidiaries to, (i) afford Parent and the officers, employees, lenders, agents and representatives, including its and their legal counsel, accountants and financial advisors (collectively, “Specified Representatives”) of Parent, reasonable access to the premises, properties, Contracts, books and records, and other documents and data of the Company and its Subsidiaries, (ii) furnish Parent and its Specified Representatives with copies of all such Contracts, books and records, and other existing documents and data as Parent may reasonably request, (iii) furnish Parent and its Specified Representatives with such additional financial, operating, and other data and information as Parent may reasonably request, and (iv) otherwise cooperate with any further investigation by Parent and its Specified Representatives of the Company and its Subsidiaries pursuant to this Section 6.2; provided, however, that such access shall be provided in a manner that does not unreasonably interfere with the Business or operations of the Company and its Subsidiaries. All requests for access and information made pursuant to this Section 6.2 (other than requests for access to or contact with customers or suppliers) shall be directed to the Company’s Chief Executive Officer, Chief Financial Officer or General Counsel. Access to or contact with the Company’s or its Subsidiaries customers or suppliers shall be permitted only with the Stockholder Representative’s prior consent, and shall be provided at such times and in such manner as to maintain, to the fullest extent possible, the confidentiality of this Agreement and the Contemplated Transactions.

SECTION 6.3 Required Approvals; Filings and Authorizations.

(a) Prior to the Closing, and subject to the terms and conditions of this Agreement, the Company, on the one hand, and Parent, on the other hand, shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, including under any Contract or applicable Law, to consummate and make effective as promptly as practicable the Contemplated Transactions, including using its commercially reasonable efforts (which shall not require either party to make any payment or concession to any Person in connection with obtaining such Person’s consent) to obtain all necessary waivers and Consents of Governmental Entities and other Persons required in order to consummate the Contemplated Transactions, including the Consents set forth in Sections 4.4 and 4.5 of the Company Disclosure Schedule (such waivers and Consents, the “Third Party Consents”), making all filings and submissions and obtaining all necessary approvals, waivers and licenses, making effective all necessary registrations and taking such actions as are necessary to lift any injunction or other legal bar to the consummation of the Contemplated Transactions (and, in such case, to proceed with the consummation of the Contemplated Transactions as expeditiously as possible), including through all possible appeals.

(b) In addition to and without limitation of the foregoing, each of Parent and the Company undertakes and agrees to, or to cause any Person that may be deemed to be the ultimate parent entity of the Company or Parent, respectively, to: (i) file within seven Business Days of the date of this Agreement the HSR Filing with the FTC and the Antitrust Division, with such HSR Filing including a request for early termination of the statutory waiting period; (ii) file as soon as practicable any form or report required by any other Governmental Entity relating to antitrust, competition, trade or other regulatory matters; and (iii) otherwise undertake to obtain any clearance or Consent for the Contemplated Transactions required by any Governmental Entity or applicable Law. Each of Parent and the Company shall (A) respond as promptly as practicable to any inquiries or requests received from any Governmental Entity for additional information or documentation, and (B) not extend any waiting period under the HSR Act, if applicable, or enter into any Contract with any Governmental Entity not to consummate the Contemplated Transactions, except with the prior written consent of the other parties hereto. Each of Parent and the Company shall, except as otherwise contemplated in this Agreement: (1) promptly notify the other parties of any written communication to that party or its Affiliates from any Governmental Entity with respect to this Agreement or the Contemplated Transactions and, subject to applicable Law, permit the other parties to review in advance any proposed written communication to any of the foregoing; (2) not agree to participate, or to permit its Affiliates to participate, in any substantive meeting or discussion with any Governmental Entity in respect of any filings, investigation or inquiry concerning this Agreement or the Contemplated Transactions unless it consults with the other parties in advance and, to the extent permitted by such Governmental Entity, gives the other parties the opportunity to attend and participate thereat; and (3) furnish the other parties with copies of all correspondence, filings, and communications between them and their Affiliates and their respective Representatives on the one hand, and any Governmental Entity or members of their respective staffs on the other hand, with respect to this Agreement and the Contemplated Transactions except that (i) each party may restrict access to the other party’s outside counsel and (ii) neither party shall be under any obligation of any kind to provide any other party portions of documents, material or other information directly addressing the valuation of the Company or alternatives to the proposed Contemplated Transactions and this Agreement). Parent acknowledges and agrees that it shall pay and shall be solely responsible for the payment of the filing fees associated with its acquisition of voting securities of the Company under the HSR Act. Parent shall be responsible for and shall pay the filing fees associated with the Contemplated Transactions under the HSR Act

(c) The parties hereto shall coordinate and cooperate with one another in exchanging and providing such information to each other and in making the filings and requests referred to in subclauses (a) and (b) above. The parties hereto shall supply such reasonable assistance as may be reasonably requested by any other party hereto in connection with the foregoing.

(d) Notwithstanding anything to the contrary herein, if any order is made by any Governmental Entity or any suit is threatened or instituted challenging any of the Contemplated Transactions as violative of any Law, Parent shall take commercially reasonable efforts in order to resolve such objections as such Governmental Entity may have to such transactions under such Law. Parent will also take commercially reasonable efforts to resolve challenges in any domestic or foreign court or similar tribunal, in any suit brought by any Person or Governmental Entity challenging the Contemplated Transactions as violative of any Law, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that has the effect of preventing the consummation of the Contemplated Transactions.

(e) Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in connection with obtaining approval from any Governmental Entity in connection with the efforts to effectuate this Agreement or any of the Contemplated Transactions, Parent shall not be required to, and the Company may not, without the prior written consent of Parent, (i) sell, divest, hold separate, transfer, dispose of or encumber, before or after the Closing, any assets, operations, rights, product lines, businesses or interest therein of Parent or any of its Affiliates or of the Company or any of its Subsidiaries or Affiliates (or consent to any of the foregoing actions), (ii) otherwise agree to conduct their business in a specified manner or (iii) pay any amounts in order to obtain such approval from any Governmental Entity (other than the fees and expenses of its outside counsel and other advisors in connection with performing its obligations under subclause (b) above.

SECTION 6.4 Commercially Reasonable Efforts. Between the date of this Agreement and the Closing Date, each of the parties hereto shall use their respective commercially reasonable efforts to cause the conditions in Section 7.1 and Section 7.3 to be satisfied.

SECTION 6.5 Publicity. The parties shall consult with each other as to the form and substance of any press releases or other public announcements related to this Agreement or the Contemplated Transactions and no party shall issue any such press release or make any such public announcement without the prior written consent of the other party hereto, except nothing in this Section 6.5 shall be deemed to prohibit any party from making any disclosure or filing as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service, in which case, the party making such determination will, if practicable under the circumstances, use reasonable efforts to allow the other parties reasonable time to comment on such disclosure or filing in advance of its issuance or filing; provided that Common Holders that are not individuals may disclose this Agreement and the terms hereof to their respective limited partners or other equity owners.

SECTION 6.6 Confidentiality. Any information provided to Parent or its Affiliates pursuant to this Agreement (including information provided pursuant to Section 6.2) shall be held by Parent and its Affiliates and their Specified Representatives in accordance with, and shall be subject to the terms of, the Confidentiality Agreement executed by Parent or its Affiliate dated March 27, 2012 (the “Confidentiality Agreement”), which is hereby incorporated in this Agreement by reference as though fully set forth in this Agreement and shall continue in force until consummation of the Closing, at which time the Confidentiality Agreement shall terminate; provided that Parent and its Affiliates may disclose such information as may be necessary in connection with seeking approvals required from Governmental Entities, including approvals required under the HSR Act and licensing requirements imposed by any state Governmental Entity, for the consummation of the Contemplated Transactions; provided, further, that if this Agreement is terminated in accordance with Article VIII prior to Closing, the Confidentiality Agreement shall remain in full force and effect, in accordance with its terms, except that the term of the Confidentiality Agreement shall continue until the later of (i) one year from the date of such termination of this Agreement or (ii) the then existing term of the Confidentiality Agreement.

SECTION 6.7 Expenses. Except as otherwise expressly provided herein, whether or not the Contemplated Transactions hereby are consummated, all costs and expenses incurred in connection with this Agreement, and the Contemplated Transactions including all legal, accounting and investment banking fees, and other fees to consultants and advisors (a) by the Company or any of its Subsidiaries shall be paid by the Company and (b) by Parent shall be paid by Parent.

SECTION 6.8 Employee Benefit Plans. From the Effective Time through September 30, 2013, the officers and employees of the Company and its Subsidiaries (other than individuals who are Contingent Workers or Assigned Employees) who, as of the Effective Time, continue employment with the Company or any of its Subsidiaries (the “Continuing Employees”) shall continue to be covered under the Company’s existing benefit plans (other than equity compensation arrangements). From and after the Effective Time and to the extent legally permissible, Parent shall cause the Parent benefit plans that are welfare benefit plans that cover the Continuing Employees after the Effective Time to waive any waiting period and restrictions and limitations for preexisting conditions or insurability, unless such conditions were not covered because of a preexisting condition under the Plan in which the Continuing Employee participated immediately prior to the Effective Time, and cause any deductible, co-insurance or maximum out-of-pocket payments made by the Continuing Employees prior to October 1, 2013 under the Plan to be credited to such Continuing Employees under the Parent benefit plans, so as to reduce the amount of any deductible, co-insurance or maximum out-of-pocket payments payable by the Continuing Employees under the Parent benefit plans for the applicable plan year under such Parent benefit plans that includes October 1, 2013, as if such amounts had been paid in accordance with such Parent benefit plans. For purposes of participation and vesting under Parent benefit plans that satisfy the requirements of this Section 6.8 (but not for purposes of benefit accrual to the extent it would result in the duplication of benefits arising from the application of this Section 6.8), service under the Plans shall be treated as service under such Parent benefit plans. Parent also shall cause the Company to honor all employment, severance, consulting, and other compensation Contracts disclosed in Section 6.8 of the Company Disclosure Schedule to the extent such Contracts remain in effect, as they may be amended from time to time. Following the Effective Time, Parent shall, or shall cause the Company to, pay the full amount of employee bonuses, commissions and earned compensation accrued by the Company until the Effective Time and reflected on the Final Closing Balance Sheet, in accordance with the Company’s policies existing as of the Effective Time. Following the Effective Time through September 30, 2013, Parent shall, or shall cause the Company to, pay to the Continuing Employees, all base pay, and all bonuses, commissions and other earned compensation as provided for in the Company’s Great Game of Business Plan and paid time-off policies, in each case as in effect as of the Effective Time, but only to the extent such payments do not conflict with applicable Law. Without limiting the generality of Section 11.1, the provisions of this Section 6.8 are solely for the benefit of the parties to this Agreement, and no current or former director, officer or employee of the Company or any of its Subsidiaries or any other individual shall be regarded for any purpose as a third party beneficiary of this Agreement, and nothing contained in this Agreement shall (i) constitute or be deemed to be an amendment to any Parent benefit plan or any other compensation or benefit plan, program, or arrangement of Parent or its Subsidiaries for any purpose, (ii) guarantee employment for any period of time, or preclude the ability of Parent or any of its Subsidiaries to terminate any employee of the Company or any of its Subsidiaries for any reason, or (iii) subject to the first sentence of this Section 6.8, require Parent or the Surviving Corporation or any of their respective Subsidiaries to continue any Plan or other employee benefit plan or arrangement or prevent the amendment, modification, or termination thereof in accordance with the terms thereof and applicable Law.

SECTION 6.9 Indemnification of Directors and Officers of the Company; Directors’ and Officers’ Insurance.

(a) Parent agrees that all rights to indemnification and all limitations on Liability existing in favor of the current and former directors and officers of the Company (the “Covered Parties”) as provided in the Charter, the Bylaws or indemnification agreements, as in effect as of the date of this Agreement with respect to matters occurring prior to or on the Closing Date shall survive the Closing and shall continue in full force and effect for a period of six years following the Effective Time; provided that nothing contained in this Section 6.9 shall be deemed to preclude the liquidation, consolidation or merger of the Company, in which case all of such rights to indemnification and limitations on Liability shall be deemed to so survive and continue notwithstanding any such liquidation, consolidation, or merger. Without limiting the foregoing, in any case in which approval by the Company is required to effectuate any indemnification, Parent shall cause the Company to direct, at the election of the Covered Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between Parent and the Covered Party. To the maximum extent provided therein and permitted by applicable Law, the indemnification and related rights afforded the Covered Parties under the Charter, the Bylaws or any indemnification agreement as in effect on the date of this Agreement shall be mandatory rather than permissive.

(b) Prior to the Closing, the Company shall acquire and maintain directors’ and officers’ liability insurance “tail coverage” reasonably acceptable to the Stockholder Representative and Parent, insuring those persons who served as directors or officers of the Company on or before the Effective Time and shall pay any and all costs and expenses with respect to claims made under such insurance policy pertaining to periods prior to Closing, including any deductible amounts for the six-year period commencing on the Closing Date; provided that such “tail coverage” that continues the existing directors’ and officers’ liability insurance as in effect immediately prior to the Effective Time shall be deemed to be reasonably acceptable to Parent. The cost of such coverage shall be borne by the Company, whether paid prior to or after the Closing.

(c) Parent shall cause any Person into which the Company shall consolidate or merge or to which the Company shall transfer all or substantially all of its assets to assume the obligations set forth in this Section 6.9.

SECTION 6.10 Exclusivity. Until the earlier of the Closing and such time as this Agreement is terminated in accordance with Article VIII, except for the Contemplated Transactions, the Company will not, and will cause the Company Subsidiaries and the Company’s and the Company Subsidiaries’ respective Specified Representatives not to, directly or indirectly, enter into, participate in, solicit or encourage any negotiation, discussion, contract, agreement, instrument, arrangement or understanding with any party with respect to the sale of the Common Shares or all or substantially all the assets of the Company or any of the Company Subsidiaries, or any merger, recapitalization or similar transaction with respect to the Company or any of the Company Subsidiaries or the Business.

SECTION 6.11 Waiver of Conflicts. Recognizing that Duane Morris has acted as legal counsel to the Stockholder Representative and its Affiliates, and has acted as legal counsel to the Company and the Company Subsidiaries prior to the Closing, and that Duane Morris intends to act as legal counsel to certain of the Stockholder Representative and its Affiliates after the Closing, the Company hereby waives, on its own behalf and agrees to cause the Company Subsidiaries to waive, any conflicts that may arise in connection with Duane Morris representing the Representative and its Affiliates after the Closing.

SECTION 6.12 Schedules Update. Following the date hereof, the Company shall deliver to Parent a supplement to the Company Disclosure Schedule (the “Supplement”) to reflect any fact or condition occurring after the date hereof that would cause a breach of a representation and warranty of the Company had such representation or warranty been made on the Closing Date. The rights and obligations of the parties hereto with respect to any Supplement will be as follows:

(a) For purposes of determining whether the Company has breached any of its representations and warranties, matters set forth in any Supplement (provided, however, that Supplements shall not cure any breaches in existence on the date of this Agreement) will have the same status as other matters set forth in the Company Disclosure Schedule except that such update shall not be given any effect for purposes of determining whether the condition set forth in Section 7.1(a) has been satisfied, and if the Parent consummates the Contemplated Transactions after receiving such Supplement, the Parent will not be entitled to indemnification pursuant to Article IX for any misrepresentation or breach of warranty that would have been cured by virtue of the disclosure contained in such Supplement (provided, however, that Supplements shall not cure any breaches in existence on the date of this Agreement).

(b) Nothing in this Agreement, including this Section 6.12, will imply that the Company is making any representation or warranty as of any date other than the date of this Agreement and the Closing Date.

ARTICLE VII

CONDITIONS TO CLOSING

SECTION 7.1 Conditions to Obligations of Parent. The obligation of Parent to consummate the Contemplated Transactions by this Agreement and to take the other actions to be taken by Parent at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived in whole or in part by Parent):

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects, in each case as of the Closing Date as though made as of such date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representation and warranty shall be true and correct as of such date); provided, however, that the Fundamental Representations, and any representations of the Company that contain materiality or Material Adverse Effect qualifiers, shall be true and correct in all respects.

(b) Covenants. The Company shall have performed in all material respects all of its respective obligations hereunder required to be performed at or prior to the Closing.

(c) No Order or Actions. No Order (whether temporary, preliminary or permanent) shall be issued or entered and be in effect that restrains, enjoins or otherwise prohibits consummation of the Contemplated Transactions, and there shall not have been commenced or threatened against any of the parties to this Agreement, any Company Subsidiary or any of their respective Affiliates any Action (i) that challenges or seeks damages or other relief in connection with the Contemplated Transactions or (ii) that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions.

(d) HSR Act; Consents. The waiting period required by the HSR Act, and any extensions thereof obtained by request or other action by the FTC or the Antitrust Division, shall have expired or been terminated by the FTC and the Antitrust Division. Each Consent or license by any Governmental Entity necessary for the consummation of the Contemplated Transactions shall have been obtained and shall be in full force and effect. Each of the other Consents set forth on Schedule 7.1(d) shall have been obtained and be in effect.

(e) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event or events that, individually or in the aggregate, had, or would reasonably be expected to have, a Material Adverse Effect.

(f) Dissenting Shares. The Dissenting Shares as of the Closing shall represent, in the aggregate, less than 5% of the outstanding shares of capital stock of the Company as of the Closing.

(g) Deliveries. The Company shall have delivered to Parent: (i) a certificate signed by an authorized officer of the Company to the effect that each of the conditions specified in Section 7.1(a) through Section 7.1(f) inclusive have been satisfied, subject to the provisions of Section 7.2; (ii) an executed copy of the Certificate of Merger; (iii) the Escrow Agreement executed by the Company, the Stockholder Representative and the Escrow Agent; and (iv) the letters of transmittal, stock certificates and other documents required by the Company, each pursuant to Section 3.3(e)(ii).

(h) Payoff Letter(s). The Company shall have received and delivered to Parent payoff letter(s) in form and substance reasonably acceptable to Parent with respect to the payment of the Credit Facility Payoff Amount and the Company Expenses and the release of all Liens related thereto.

(i) Termination of Management Agreements. The Company shall have received and delivered to Parent fully executed termination agreements in form and substance reasonably acceptable to Parent with respect to the Management Agreements.

(j) FIRPTA. The Company shall have delivered to Parent (i) a statement (in such form as may be reasonably requested by counsel to Parent) conforming to the requirements of Section 1.897-2(h)(1)(i) of the United States Treasury Regulations and (ii) for delivery to the IRS, the notification required under Section 1.897-2(b)(2) of the United States Treasury Regulations.

SECTION 7.2 Closing Notices. At any time following the date of this Agreement, the Company may deliver to Parent a certificate (a “Company Certificate”) signed by an authorized officer of the Company to the effect that each of the conditions set forth in Section 7.1(a) through Section 7.1(f) inclusive (the “Fundamental Closing Conditions”) have been satisfied as of the date of the Company Certificate (the “Certificate Effective Time”). Notwithstanding anything to the contrary in this Agreement, if the Company delivers a Company Certificate, then, if Parent has not delivered a written notice to the Company and the Stockholder Representative objecting to the accuracy of the statements contained in the Company Certificate by 5:00 pm New York Time on the second Business Day following the date of the Company Certificate, effective as of such time (A) all the representations and warranties of the Company contained in this Agreement as of Certificate Effective Time shall be deemed, for all purposes of this Agreement, to be the representations and warranties of the Company as of the Closing Date without consideration of any events that occur following the Certificate Effective Time, (B) the Company shall have no further obligations under Section 6.12 as of and following the Certificate Effective Time and (C) the conditions set forth in Section 7.1(a) and Section 7.1(e) shall terminate ab initio with no further force or effect as of the Certificate Effective Time.

SECTION 7.3 Conditions to Obligations of the Company. The obligation of the Company to consummate the Contemplated Transactions and to take the other actions to be taken by the Company and the Stockholder Representative at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived in whole or in part by the Stockholder Representative):

(a) Representations and Warranties. The representations and warranties of Parent contained in this Agreement shall be true and correct in all material respects, in each case as of the Closing Date as though made as of such date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representation and warranty shall be true and correct as of such date); provided, however, that any representations of Parent that contain materiality qualifiers shall be true and correct in all respects.

(b) Covenants. Each of Parent and Merger Sub shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing.

(c) No Order or Actions. No Order (whether temporary, preliminary or permanent) shall be issued or entered and be in effect that restrains, enjoins or otherwise prohibits consummation of the Contemplated Transactions, and there shall not have been commenced or threatened against any of the parties to this Agreement, any Company Subsidiary or any of their respective Affiliates any Action (i) that challenges or seeks damages or other relief in connection with the Contemplated Transactions or (ii) that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions.

(d) HSR Act; Consents. The waiting period required by the HSR Act, and any extensions thereof obtained by request or other action by the FTC or the Antitrust Division, shall have expired or been terminated by the FTC and the Antitrust Division. Each Consent or license by any Governmental Entity necessary for the consummation of the Contemplated Transactions shall have been obtained and shall be in full force and effect. Each of the Consents set forth on Schedule 7.1(d) shall have been obtained and be in effect.

(e) Deliveries. Parent shall have delivered to the Stockholder Representative: (i) a certificate signed by an authorized officer of Parent to the effect that each of the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied; (ii) the Certificate of Merger executed by Parent and Merger Sub; and (iii) the Escrow Agreement executed by Parent.

ARTICLE VIII

TERMINATION

SECTION 8.1 Termination. Notwithstanding anything in this Agreement to the contrary, this Agreement and the Contemplated Transactions may, by written notice given at any time prior to the Closing, be terminated:

(a) by mutual written consent of Parent and the Company;

(b) by either of Parent or the Company, without Liability to the terminating party on account of such termination, if the Closing has not occurred (other than if caused by the failure of any party seeking to terminate this Agreement to fully comply with its obligations hereunder or a breach of such party’s representations or warranties) on or before October 31, 2012;

(c) by either Parent or the Company (provided that the terminating party is not then in breach of any representation or warranty contained in this Agreement (under the applicable standard set forth in Section 7.1(a) in the case of Parent being the terminating party and Section 7.3(a) in the case of the Company being the terminating party) or in material breach of any covenant, agreement, understanding or obligation contained in this Agreement), if a material breach of any representation, warranty, covenant or other agreement contained in this Agreement has been committed by the other party and such breach has not been waived and has not been (or cannot be) cured within 30 days after the giving of written notice to the breaching party of such breach;

(d) by Parent, if, by the end of the Business Day following the execution and delivery of this Agreement by the parties hereto, the Company has not obtained and delivered to Parent written consents representing the affirmative vote of the holders of any of Company Capital Stock necessary to adopt this Agreement and approve the Merger and the Contemplated Transactions under applicable law, the Charter or other Company organizational documents or any Contract to which the Company is a party or is otherwise bound; or

(e) by either Parent or the Company, if any Governmental Entity shall have issued, enacted, entered, promulgated or enforced any Order, or taken any other action restraining for a period of six months or more or enjoining or otherwise prohibiting the consummation of the Contemplated Transactions by final nonappealable Order or Action of such Governmental Entity.

SECTION 8.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall become null and void and have no effect, and none of Parent, the Company, the Stockholder Representative or any of their respective Specified Representatives, shall have any Liability of any nature whatsoever hereunder or in conjunction with the Contemplated Transactions, except that (i) the provisions of

Section 3.5 (The Stockholder Representative), Section 6.5 (Publicity), Section 6.6 (Confidentiality), Section 6.7 (Expenses), this Section 8.2, Article IX (Indemnification; Remedies) and Article XI (Miscellaneous) and the Confidentiality Agreement shall survive any such termination and abandonment, (ii) a termination of this Agreement shall not relieve a breaching party from Liability for an uncured breach of a representation, warranty, covenant, agreement, undertaking or obligation of such party contained in this Agreement and the aggrieved party shall be entitled to all remedies available hereunder, at law or in equity, and (iii) if Parent terminates pursuant to Section 8.1(d), the Company will promptly reimburse Parent for all of Parent’s costs and expenses incurred in connection with the negotiation of this Agreement and the Contemplated Transactions, including attorneys’ and accountants’ fees.

ARTICLE IX

INDEMNIFICATION; REMEDIES

SECTION 9.1 Survival. All of the representations and warranties of the parties contained in this Agreement or in any certificate delivered by a party pursuant to Article VIII hereof, shall survive the Closing and shall terminate and expire on December 31, 2013; provided, however, that (a) the representations set forth in Section 4.9 shall terminate and expire on the expiration of the applicable statute of limitations and (b) the Fundamental Representations shall not terminate or expire. Each of the covenants and agreements of the parties set forth in this Agreement shall survive indefinitely. If any Claims Notice (as defined below) is given in good faith in accordance with the terms of Section 9.5 within the applicable survival period provided above (as applicable, the “Cut-Off Date”), the claims specifically set forth in the Claims Notice shall survive until such time as such claim is finally resolved.

SECTION 9.2 Indemnification and Reimbursement by Common Holders.

(a) The Common Holders, following Closing (as represented by the Stockholder Representative), severally in accordance with their respective Transaction Percentages, and not jointly or jointly and severally, shall indemnify and hold harmless Parent and its officers, directors, employees, equity owners, controlling Persons and Affiliates (collectively, “Parent Indemnified Persons”), from and against any and all actual losses, Liabilities, expenses (including reasonable attorneys’ fees), claims, suits, actions and damages (collectively, “Damages”) arising from or in connection with:

(i) any inaccuracy in or breach of any representation or warranty of the Company contained in this Agreement or in any certificate delivered by the Company pursuant to this Agreement;

(ii) any breach of any covenant or obligation of the Company or any Company Subsidiary contained in this Agreement or in any other agreement entered into by the Company and Parent under or pursuant to this Agreement in connection with the Contemplated Transactions (solely with respect to covenants and agreements to be made or performed by the Company or any Company Subsidiary prior to Closing); or

(iii) any amount paid by Parent or the Company with respect to Dissenting Shares in excess of the value such Person would have received in the Merger for such Dissenting Shares had such shares been converted pursuant to Section 3.3(f)(i) hereof, and all interest, costs, expenses and fees incurred by Parent or the Company, including attorneys’ fees, in connection with the exercise or attempted exercise of any dissenter’s rights.

For the sole purpose of determining the amount of Damages (and not for determining whether any inaccuracy in or breach of any representation or warranty has occurred), the representations and warranties of the Company shall not be deemed qualified by any references to materiality or to Material Adverse Effect.

(b) Following the Closing, the Common Holders shall, severally in accordance with their respective Transaction Percentages, and not jointly or jointly and severally, be liable for and indemnify, defend and hold each of the Parent, the Company, the Company Subsidiaries and their respective Affiliates (each, a “Tax Indemnitee”) harmless from and against any Damages attributable to: (i) (x) all Taxes (or the nonpayment thereof) of the Company and the Company Subsidiaries for all taxable periods ending on or before the Closing Date and (y) the portion of Taxes attributable to any Pre-Closing Tax Period as determined in accordance with the methodology set forth in Section 10.1(a)(ii); (ii) all Taxes of any member of an affiliated group of which the Company or any Company Subsidiary is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Tax law; and (iii) any Taxes of any Person (other than the Company or any Company Subsidiary), liability for which is imposed on the Company or any Company Subsidiary as a transferee or successor (by contract or otherwise) pursuant to a transaction or contract or other indemnification obligation that occurs or arises before the Closing; provided, however, that (A) in the case of subclauses (i), (ii) and (iii) above, the Common Holders shall be liable only to the extent that such Taxes and Damages exceed the amount, if any, taken into account in determining the Final Working Capital or reserved for on the Final Closing Balance Sheet and (B) except with respect to breaches of the representations and warranties set forth in Section 4.9(b) and Section 4.9(r), the Common Holders shall have no indemnification obligation to the Tax Indemnitees with respect to the amount or availability of any federal net operating losses or credits arising in any Pre-Closing Tax Period that would or could be carried forward into any Post-Closing Tax Period.

(c) Any payment made by the Escrow Agent on behalf of (or for the benefit of) the Common Holders pursuant to Section 3.4(c) or pursuant to this Section 9.2 shall constitute full satisfaction of any obligation of the Common Holders to make such payment. In the event of a conflict between the Escrow Agreement and this Agreement, the terms of this Agreement shall govern.

SECTION 9.3 Indemnification and Reimbursement by Parent. Parent shall indemnify and hold harmless the Company, the Common Holders, the Stockholder Representative and their respective officers, directors, employees, equity owners, controlling Persons and Affiliates (collectively, “Company Indemnified Persons”) (provided that, following the Closing, the “Company Indemnified Persons” shall be the Common Holders, the Stockholder Representative and their respective officers, directors, employees, equity owners, controlling Persons and Affiliates), from and against any and all actual Damages arising from or in connection with (a) any inaccuracy in or breach of any representation or warranty of Parent contained in this Agreement or in any certificate delivered by Parent pursuant to this Agreement, and (b) any breach of any covenant or obligation of Parent and, after the Closing, the Company contained in this Agreement or in any other agreement entered into by Parent and the Company under or pursuant to this Agreement in connection with the Contemplated Transactions. For the sole purpose of determining the amount of Damages (and not for determining whether any inaccuracy in or breach of any representation or warranty has occurred), the representations and warranties of Parent shall not be deemed qualified by any references to materiality.

SECTION 9.4 Limitations on Amount of Indemnification.

(a) Notwithstanding anything in this Agreement to the contrary, no indemnification claims for Damages shall be asserted by the Company Indemnified Persons or the Parent Indemnified Persons, respectively, under Section 9.3(a) or Section 9.2(a) (other than Section 4.9(b) and Section 4.9(r)), respectively, unless (i) any individual Damage or group or series of related Damages exceeds $50,000 (such Damage or group or series of related Damages that does not exceed $50,000, the “De Minimis Damages”), and (ii) the aggregate amount of Damages that would otherwise be payable under each of Section 9.3(a) or Section 9.2(a) (other than Section 4.9(b) and Section 4.9(r)), as applicable, which shall not include for such purposes De Minimis Damages, exceeds $2,032,000 (the “Basket Amount”), whereupon the Company Indemnified Person or the Parent Indemnified Person, as the case may be, shall be entitled to receive only amounts for Damages (which shall not include for such purposes De Minimis Damages) in excess of the Basket Amount.

(b) In no event shall the aggregate amount of Damages paid on behalf of the Common Holders under Section 9.2(a) with regard to inaccuracies in or breaches of the representations and warranties of the Company contained in this Agreement, other than the representations and warranties contained in Section 4.9 and the Fundamental Representations, exceed $15,000,000.

(c) In no event shall the aggregate amount of Damages paid on behalf of the Common Holders under (i) Section 9.2(b) and (ii) Section 9.2(a) with regard to inaccuracies in or breaches of the representations and warranties contained in Section 4.9 and the Fundamental Representations, exceed the Estimated Merger Consideration.

(d) Under no circumstances shall any Company Indemnified Person or Parent Indemnified Person (each an “Indemnitee” and collectively, the “Indemnitees”) be entitled to be indemnified for (i) special or punitive damages, other than those payable to a third party, (ii) lost profits, lost revenues, or loss of business opportunity or reputation or (iii) damages that are not found to be proximately caused by the facts and circumstances causing the breach giving rise to indemnification hereunder. The party seeking indemnification under this Article IX shall use commercially reasonable efforts to mitigate any Damage that forms the basis of an indemnification claim hereunder.

(e) No party hereto shall be obligated to indemnify any other Person with respect to (i) any representation, warranty, covenant or condition specifically waived in writing by the other party on or prior to the Closing, (ii) any Damages with respect to any matter if such matter was included in the calculation of the adjustment to the Estimated Merger Consideration (to the extent so included), (iii) any Damages for which a Claims Notice was not duly delivered prior to the applicable Cut-Off Date or (iv) the breach of any representation or warranty that was cured by a Supplement (provided, however, that Supplements shall not cure any breaches in existence on the date of this Agreement).

SECTION 9.5 Procedures for Indemnification.

(a) All claims for indemnification by either a Company Indemnified Person or Parent Indemnified Person under this Article IX shall be asserted and resolved in accordance with Section 9.5 and Section 9.6.

(b) If a Parent Indemnified Person intends to seek indemnification pursuant to this Article IX with respect to a third-party claim, Parent Indemnified Person shall, promptly following such Parent Indemnified Person’s knowledge of such claim, notify the Stockholder Representative in writing of such claim, describing such claim in reasonable detail and the amount or estimated amount of any alleged Damages relating to such claim (the “Claims Notice”); provided that the failure to provide prompt notice will relieve the indemnifying party of any liability it may have under this Article IX to the extent the defense of such claim is adversely affected by the indemnified party’s failure to provide prompt notice.

(c) If a Company Indemnified Person intends to seek indemnification pursuant to this Article IX with respect to a third-party claim, the Stockholder Representative shall, promptly following the Stockholder Representative’s knowledge of such claim, deliver a Claims Notice to Parent; provided that the failure to provide prompt notice will relieve the indemnifying party of any liability it may have under this Article IX to the extent the defense of such claim is adversely affected by the indemnified party’s failure to provide prompt notice.

(d) The party from which any Indemnitee is seeking indemnification under this Article IX (the “Indemnitor”) shall have 30 days from the date on which the Indemnitor received the Claims Notice to notify the Indemnitee that the Indemnitor desires to assume the defense or prosecution of the third party claim and any litigation resulting therefrom with counsel of its choice. If the Indemnitor assumes the defense of such claim in accordance herewith: (i) the Indemnitee may retain separate co-counsel at its sole cost and expense and participate in the defense of such third party claim, but the Indemnitor shall control the investigation, defense and settlement thereof; (ii) the Indemnitee shall not file any papers or consent to the entry of any judgment or enter into any settlement with respect to such third party claim without the prior written consent of the Indemnitor; and (iii) the Indemnitor shall not consent to the entry of any judgment or enter into any settlement with respect to such third party claim without the prior written consent of the Indemnitee unless the judgment or settlement provides solely for the payment of money, the Indemnitor makes such payment (subject to the applicable limitations contained herein) and the Indemnitee receives an unconditional release. The parties shall act in good faith in responding to, defending against, settling or otherwise dealing with third party claims, and cooperate in any such defense and give each other reasonable access to all information relevant thereto. Whether or not the Indemnitor has assumed the defense of such third party claim, the Indemnitor will not be obligated to indemnify the Indemnitee hereunder with respect to any settlement entered into or any judgment consented to without the Indemnitor’s prior written consent.

(e) If the Indemnitor does not assume the defense of such third party claim within 30 days of receipt of the Claims Notice, the Indemnitee will be entitled to assume such defense, at its sole cost and expense (or, if the Indemnitee incurs Damages with respect to the matter in question for which the Indemnitee is entitled to indemnification pursuant to this Article IX, at the expense of the Indemnitor), upon delivery of notice to such effect to the Indemnitor; provided, however, that the Indemnitor: (i) shall have the right to participate in the defense of the third party claim at its sole cost and expense; (ii) may at any time thereafter assume defense of the third party claim, in which event the Indemnitor shall bear the reasonable fees, costs and expenses of the Indemnitee’s counsel incurred prior to the assumption by the Indemnitor of defense of the third party claim; and (iii) shall not be obligated to indemnify the Indemnitee hereunder for any settlement entered into or any judgment consented to without the Indemnitor’s prior written consent.

(f) The Parent Indemnified Person shall, and shall cause the Company and the Company Subsidiaries to, reasonably cooperate with the Stockholder Representative in all aspects of any investigation, defense, pretrial activities, trial, compromise, settlement or discharge of any claim in respect of which a Parent Indemnified Person is seeking indemnification pursuant to this Article IX that the Stockholder Representative has elected to control, including, but not limited to, by providing the Stockholder Representative with reasonable access to books, records, employees and officers (including as witnesses) of the Company and the Company Subsidiaries.

SECTION 9.6 Procedure for Indemnification – Other Claims.

(a) A claim for indemnification for any matter not involving a third party claim may be asserted by written notice to the party from whom indemnification is sought setting forth in reasonable detail the alleged facts and circumstances relating to such claim and providing copies of any relevant documents in support of such claim. Upon receipt of such notice, the Indemnitor shall have 30 days to object to such claim for indemnification by delivery of a written notice of such objection to the Indemnitee specifying in reasonable detail the basis for such objection. Failure to timely object shall constitute a final and binding acceptance of the claim for indemnification by the Indemnitor and, subject to the provisions of Section 9.4 hereof, such claim shall be paid by the Indemnitor in accordance with Section 9.6(b). If an objection is timely made by the Indemnitor, then the Indemnitee and the Indemnitor shall negotiate in good faith for a period of 30 days from the date (such period the “Negotiation Period”) the Indemnitee receives such objection. After the Negotiation Period, if the Indemnitee and the Indemnitor still cannot agree on the amount of the claim for indemnification, either the Indemnitee or the Indemnitor may submit the dispute for resolution pursuant to Section 11.6.

(b) Upon determination of the amount of a claim for indemnification that is binding on both the Indemnitee and the Indemnitor, the Indemnitor shall pay the amount of such claim by wire transfer of immediately available funds, within 10 days of the date such amount is determined.

SECTION 9.7 Tax and Insurance. In calculating the amount of Damages to any Indemnitee under this Article IX, such Damages shall be reduced by (a) applying any reserves and allowances specifically related to such matter to the extent reflected on the Final Closing Balance Sheet and resulting in a reduction in the Final Merger Consideration, (b) the amount of any Tax benefits or Tax losses that the Indemnitee actually realizes as a result of the incurrence of Damages from which indemnification is sought, (c) any amounts recoverable by the Indemnitee from insurers as a result of the facts or circumstances giving rise to the Damages and (d) any amounts actually recovered by the Indemnitee from any third party as a result of the facts or circumstances giving rise to the Damages.

SECTION 9.8 Remedies Exclusive. Notwithstanding anything to the contrary herein, except for (i) remedies based on fraud, intentional misrepresentation, willful misconduct or bad faith and (ii) equitable remedies (including, but not limited to, specific performance), the remedy provisions set forth in this Article IX shall constitute the sole and exclusive remedies following the Closing for any and all breaches or alleged breaches of any of the representations, warranties, covenants or agreements of the parties under this Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by them in accordance with the terms hereof or were otherwise breached and that each party hereto shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions hereof and to specific performance of the terms hereof, in addition to any other remedy at law or equity.

SECTION 9.9 Tax Treatment. Any payment by Parent to the Stockholder Representative on behalf of the Common Holders, or from the Escrow Account on behalf of the Common Holders to Parent, pursuant to this Article IX shall be treated by the parties as an adjustment to the consideration paid to or received by the parties, as the case may be for all federal, state, local and foreign Tax purposes, and the parties agree to file their Tax Returns accordingly.

ARTICLE X

TAX MATTERS

SECTION 10.1 Tax Matters.

(a) Returns and Payments.

(i) Pre-Closing Tax Periods. Stockholder Representative shall cause the Company and the Company Subsidiaries to prepare and timely file all Tax Returns of the Company and the Company Subsidiaries for any Pre-Closing Tax Period that are due after the Closing Date. Unless otherwise required by applicable Law, such Tax Returns shall be prepared in a manner consistent with the past practice of the Company and its Subsidiaries. Stockholder Representative shall permit Parent to review and comment on all income and franchise Tax Returns prior to filing and shall make such revisions to such Tax Returns as is reasonably requested by Parent that do not adversely affect the Common Holders’ liability for Taxes under this Agreement.

(ii) Straddle Periods. Parent shall cause the Company and the Company Subsidiaries to prepare and timely file all Tax Returns of the Company and its Subsidiaries for Taxes (“Pre-Closing Taxes”) relating to all periods that begin before the Closing Date and end after the Closing Date (the “Straddle Period”). Unless otherwise required by applicable Law, such Tax Returns shall be prepared in a manner consistent with the past practice of the Company and its Subsidiaries. Parent shall permit the Stockholders Representative to review and comment on all income and franchise Tax Returns and any other Tax Returns if such other Tax Returns show an unpaid tax liability for which the Common Holders would be responsible under this Agreement prior to filing and shall make such revisions to such Tax Returns as is reasonably requested by the Stockholder Representative that do not adversely affect the Company’s and the Company Subsidiaries’ liability for taxes that are not the responsibility of the Common Holders. The Pre-Closing Taxes shall be calculated as follows: For purposes of this Section 10.1, in the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Taxes that relates to the portion of the Straddle Period shall (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period from the first day of the Straddle Period through and including the Closing Date, and the denominator of which is the number of days in the entire Straddle Period, and (ii) in the case of any Taxes based upon or related to income or receipts, be deemed equal to the amount that would be payable if the relevant Straddle Period ended on the Closing Date, using the “closing of the books” method of accounting. Any credits relating to a Straddle Period shall be taken into account as though the relevant Straddle Period ended on the Closing Date. Notwithstanding anything to the contrary herein, Company Expenses, any unamortized financing fees on the Credit Facility and the Option Consideration to the extent deductible under applicable Tax law shall be taken as a deductions on the Tax Returns of the Company and its Subsidiaries that are filed for the taxable period ending on the Closing Date and, in the case of any Tax Returns filed for a Straddle Period, such deductions shall be allocated to the portion of the Straddle Period ending on and including the Closing Date. For this purpose, the safe harbor of Revenue Procedure 2011-29, 2011-18 IRB 746 shall be applied in determining the deductible amount of “success-based fees.”

(b) Audits. Parent shall cause the Company and the Company Subsidiaries to promptly notify the Stockholder Representative in writing upon receipt by Parent, Company the Company Subsidiaries or any of their Affiliates of notice of any pending or threatened Tax audits or assessments that may affect the Tax liabilities of the Company or the Company Subsidiaries and for which the Common Holders could be liable. The Stockholder Representative shall have the sole right to represent the interests of any of the Company or the Company Subsidiaries in any Tax matter, including any audit or administrative or judicial proceeding or the filing of any amended return, that involves a Tax liability or potential Tax liability for which the Common Holders could be liable (a “Tax Matter”), and to employ counsel of its choice at its expense. Parent shall, and Parent shall cause the Company and the Company Subsidiaries, to reasonably cooperate with Stockholder Representative and its counsel in the defense or compromise of any Tax Matter. Parent shall be entitled to participate in (but not control) any Tax Matter at its own expense. The Stockholder Representative will not settle or compromise any Tax Matter without the prior written consent of the Parent (which consent shall not be unreasonably delayed, conditioned or withheld) if the settlement or compromise would increase the Taxes of, or otherwise adversely affect, the Parent, Company or any Company Subsidiary in a Post-Closing Tax Period. This Section 10.1(b) shall control in the event of a conflict with any other sections of this Agreement.

(c) Refunds. All refunds or credits of Taxes (including any interest thereon) received by or credited to any of the Company or the Company Subsidiaries attributable to (i) periods ending on or prior to the Closing Date or to such portions of Straddle Periods ending on the Closing Date (collectively “Stockholders’ Refunds”) shall be for the benefit of the Common Holders, except to the extent such amounts are reflected as an asset on the Final Closing Balance Sheet and the Final Working Capital, and Parent shall, and Parent shall cause the Company and the Company Subsidiaries to, use their best efforts to obtain any Stockholders’ Refunds and shall pay over to Stockholders’ Representative any Stockholders’ Refunds immediately upon receipt thereof.

(d) Cooperation. After the Closing Date, the Stockholder Representative and Parent shall, and Parent shall cause the Company and each Company Subsidiary to, (i) make available to the other, as reasonably requested, and to any taxing authority all information, records or documents relating to Tax liabilities or potential Tax liabilities of the Company and Company Subsidiaries for all periods prior to or including the Closing Date and shall preserve all such information, records and documents (the “Records”) until the expiration of any applicable statute of limitations for assessment or refund of Taxes or extensions thereof; (ii) abide by all record retention agreements entered into with any taxing authority; and (iii) to give the other party reasonable written notice prior to transferring, destroying or discharging any Records. After the Closing Date, Stockholders and Parent shall, and Parent shall cause the Company and each Company Subsidiary to, cooperate, as and to the extent reasonably requested by the other, in connection with the filing of Tax Returns pursuant to this Section 10.1 and any audit, litigation, appeal, hearing, or other proceeding with respect to Taxes.

(e) Amendments of Tax Returns. Except as otherwise required under applicable Law, neither Parent, any Affiliate of Parent, the Company nor its Subsidiaries shall amend any Tax Return of the Company or its Subsidiaries with respect to a Pre-Closing Tax Period or Straddle Period.

SECTION 10.2 Transfer Taxes. All stamp, transfer, documentary, sales and use, value added, registration and other such Taxes and fees (including any penalties and interest and excluding for the avoidance of doubt income and withholding Taxes) incurred in connection with this Agreement or the Contemplated Transactions (collectively, the “Transfer Taxes”) shall be paid by Parent, and Parent shall at its own expense, procure any stock transfer stamps required by, and properly file on a timely basis all necessary Tax Returns and other documentation with respect to, any of the Transfer Taxes.

ARTICLE XI

MISCELLANEOUS

SECTION 11.1 Assignments; Successors; No Third Party Rights. No party may assign any of its rights, or delegate any of its responsibilities, under this Agreement (including by merger or other operation of Law) without the prior written consent of the other parties hereto, and any purported assignment or delegation without such consent shall be void. Subject to the foregoing, this Agreement and all of the provisions hereof shall apply to, be binding upon, and inure to the benefit of the parties hereto and their successors and permitted assigns and the parties indemnified pursuant to Article IX and Article X. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto any rights or remedies of any nature whatsoever under or by reason of this Agreement or any provision of this Agreement, other than any Person entitled to indemnity under Article IX and Article X and those Covered Parties pursuant to Section 6.9.

SECTION 11.2 Entire Agreement. This Agreement, including the Company Disclosure Schedule and Exhibits hereto, the Escrow Agreement and the other agreements and written understandings referred to herein or otherwise entered into by the parties hereto on the date hereof, and the Confidentiality Agreement, constitute the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede all other prior covenants, agreements, undertakings, obligations, promises, arrangements, communications, representations and warranties, whether oral or written, by any party hereto or by any director or Specified Representative of any party hereto, with respect to such subject matter.

SECTION 11.3 Amendment or Modification. This Agreement may be amended or modified only by written instrument signed by all of the parties hereto.

SECTION 11.4 Notices. All notices, requests, instructions, claims, demands, consents and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given on the date delivered by hand or by courier service such as Federal Express, or by other messenger (or, if delivery is refused, upon presentment) or upon electronic confirmation of a facsimile transmission, or upon delivery by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses:

(a)	If to Parent or, after the Closing, the Company:

c/o TriNet Group, Inc.

1100 San Leandro Blvd.

Suite 400

San Leandro, CA 94577

Facsimile: (510) 315-3111

Attention: James Franzone

With a copy to (which shall not constitute notice):

c/o TriNet Group, Inc.

1100 San Leandro Blvd.

Suite 400

San Leandro, CA 94577

Facsimile: (510) 315-3111

Attention: Greg Hammond

and

Cooley LLP
101 California Street
5th Floor

San Francisco, CA 94111

Facsimile: (415) 693-2222

Attention: Jodie M. Bourdet

(b)	If to Company, prior to the Closing:

Strategic Outsourcing, Inc.

3023 HSBC Way

Suite 100

Fort Mill, SC 29707

Facsimile: (704) 523-2158

Attention: Carl W. Guidice, Jr.

With a copy to (which shall not constitute notice):

Clarion Capital Partners, LLC

110 E. 59th Street

Suite 2400

New York, NY 10022

Facsimile: (212) 371-7597

Attention: Eric D. Kogan

and

Duane Morris LLP

30 S. 17th Street

Philadelphia, PA 19103

Facsimile: (215) 979-1020

Attention: David C. Toner

(c)	If to the Common Holders or the Stockholder Representative, after the Closing:

SOI Stockholder Representative LLC

c/o Clarion Capital Partners, LLC

110 E. 59th Street

Suite 2400

New York, NY 10022

Facsimile: (212) 371-7597

Attention: Eric D. Kogan

With a copy to (which shall not constitute notice):

Duane Morris LLP

30 S. 17th Street

Philadelphia, PA 19103

Facsimile: (215) 979-1020

Attention: David C. Toner

or to such other persons or addresses as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

SECTION 11.5 Governing Law. THIS AGREEMENT AND ANY DISPUTES ARISING HEREUNDER WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE.

SECTION 11.6 Consent To Jurisdiction; Waiver Of Jury Trial.

(a) Each of the parties hereto (i) consents to submit itself exclusively to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court, in either case, located in Delaware, in the event any dispute arises out of this Agreement or any of the Contemplated Transactions, (ii) agrees that it will not attempt to deny or defeat the jurisdiction of such courts by motion or other request for leave from any such court, (iii) waives any claim that such proceedings have been brought in an inconvenient forum, and (iv) agrees that it will not bring any action, claim or other proceeding relating to this Agreement in any court or other tribunal other than a federal or state court sitting in the State of Delaware.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (iii) IT MAKES SUCH WAIVER VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.6.

SECTION 11.7 Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect in any jurisdiction, such provision or provisions shall be ineffective only to the extent of such invalidity, illegality or unenforceability in such jurisdiction, without invalidating the remainder of such provision or provisions or the remaining provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions in such jurisdiction had never been contained herein, unless such a construction would be unreasonable.

SECTION 11.8 Waiver of Conditions.

(a) To the extent permitted by applicable Law: (i) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the party to be charged with such waiver or renunciation; (ii) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (iii) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

(b) Subject to Section 9.8, the rights and remedies of the parties hereto are cumulative and not alternative. Except where a specific period for action or inaction is provided herein, neither the failure nor any delay on the part of any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any other or further exercise thereof or the exercise of any other such right, power or privilege. The failure of a party to exercise any right conferred herein within the time required shall cause such right to terminate with respect to the transaction or circumstances giving rise to such right, but not to any such right arising as a result of any other transactions or circumstances.

SECTION 11.9 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning, construction or interpretation of, this Agreement.

SECTION 11.10 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

SECTION 11.11 Construction. For the purposes of this Agreement, (i) the term “includes” and the word “including” shall be deemed to be followed by the words “, without limitation,”; (ii) definitions contained in this Agreement or in Exhibit A apply to singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms; (iii) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (iv) the terms “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and the references “Article,” “Section,” “subclause” and “Exhibit”

are to the Articles, Sections, subclauses and Exhibits to this Agreement unless otherwise specified; (v) the word “or” shall not be exclusive; (vi) references to a Person in a particular capacity or capacities shall exclude such Person in any other capacity; and (vii) references to any contract or agreement (including this Agreement) means such contract or agreement as amended, supplemented or modified from time to time.

SECTION 11.12 Release. Except in the case of fraud, breach of fiduciary duty, willful misconduct or self-dealing and as provided in Article IX, the Parent agrees, for itself and on behalf of each of its Subsidiaries, effective as of the Effective Time, that none of the current or former officers and directors (solely in such capacity as officers and directors and not in their capacity as Common Holders) of (i) the Common Holders, (ii) the Company or (iii) any Company Subsidiary, as of or prior to the Closing Date, who execute and deliver, as of the Closing, a release pursuant to this Section 11.12 (in such capacity and who have executed and delivered such release, the “Officers and Directors”) shall have any liability or responsibility to the Parent or the Company or any Company Subsidiary for (and the Parent, for itself and on behalf of each of its Subsidiaries, effective as of the Effective Time, hereby unconditionally releases such Officers and Directors from) any obligations or liability (a) arising out of, or relating to, the organization, management, operation of the businesses of the Company or any Company Subsidiary relating to any matter, occurrence, action or activity on or prior to the Effective Time or (b) relating to this Agreement and the transactions contemplated hereby. Except in the case of fraud or willful misconduct and except as otherwise expressly provided in this Agreement (including Section 6.9), effective as of the Effective Time, each of the Officers and Directors hereby unconditionally release the Company and each Company Subsidiary from any obligations or liability (x) arising out of, or relating to, the organization, management, operation of the businesses of the Company or any Company Subsidiary relating to any matter, occurrence, action or activity on or prior to the Effective Time or (y) relating to this Agreement and the transactions contemplated hereby. To the extent applicable, each party to the release set forth in this Section 11.12 does expressly waive all of the benefits and rights granted to it, him or her pursuant to California Civil Code section 1542, which reads as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Each such party hereby certifies that it has read all of the release contained in this Section 11.12, including the quoted California Civil Code section, and that each such party fully understands all of the same. Each party hereby expressly agrees that the release contained in this Section 11.12 shall extend and apply to all unknown, unsuspected and unanticipated injuries and damages, as well as those that are now disclosed.

SECTION 11.13 Interpretation. Any statute, regulation, or other law defined or referred to herein (or in any agreement or instrument that is referred to herein) means such statute, regulation or other law as, from time to time, may be amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor statutes. References to a Person also refer to its predecessors and permitted successors and assigns.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers duly authorized as of the date first written above.

TRINET GROUP, INC.

By:	/s/ William Porter
Name:	William Porter
Title:	Chief Financial Officer

CHAMP ACQUISITION CORPORATION

By:	/s/ William Porter
Name:	William Porter
Title:	Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers duly authorized as of the date first written above.

SOI HOLDINGS, INC.

By:	/s/ Carl W. Guidice
Name:	Carl W. Guidice
Title:	CEO

SOI STOCKHOLDER REPRESENTATIVE, LLC

By:	/s/ Eric Kogan
Name:	Eric Kogan
Title:	President and Manager of its Sole Member

[Signature Page to Agreement and Plan of Merger]

2

EXHIBIT A

DEFINITIONS

“Actions” is defined in Section 4.8(a).

“Accounting Methodology” means the accounting principles, methods and practices utilized in preparing the Audited Financial Statements, applied on a consistent basis.

“Adjustments Auditor” is defined in Section 3.4(b).

“Affiliate” means any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person. For purposes of this definition, “control” (and its derivatives) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of equity, voting or other interests, as trustee or executor, by contract or otherwise.

“Agreement” is defined in the Preamble.

“Antitrust Division” is defined in Section 4.4.

“Assigned Employees” is defined in Section 4.11(a).

“Assumed Indebtedness” means all Indebtedness for capitalized lease obligations (as determined under GAAP) of the Company and each Company Subsidiary existing as of the Closing.

“Audited Balance Sheet” is defined in Section 4.6(a).

“Audited Financial Statements” is defined in Section 4.6(a).

“Balance Sheet Rules” means, collectively, the Accounting Methodology and the rules set forth on Exhibit C; provided that in the event of any conflict between the Accounting Methodology and the rules set forth on Exhibit C, the rules set forth on Exhibit C shall apply.

“Bank” means Wells Fargo Bank, National Association.

“Basket Amount” is defined in Section 9.4(a).

“Business” is defined in the Background.

“Business Day” means any day of the year on which national banking institutions in New York, New York and San Francisco, California are open to the public for conducting business and are not required or authorized by Law to close.

“Bylaws” means the Bylaws of the Company as amended to date.

“Certificate Effective Time” is defined in Section 7.2.

“Certificate of Merger” is defined in Section 2.3.

“Charter” means the Certificate of Incorporation of the Company as amended to date.

“Claims Notice” is defined in Section 9.5(b).

“Closing” is defined in Section 2.2.

“Closing Date” is defined in Section 2.2.

“Closing Working Capital” means the Working Capital as of the close of business on the day immediately preceding the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder.

“Common Holders” means all of the holders of Common Shares or Common Stock Equivalents.

“Common Shares” is defined in Section 3.3(f)(i).

“Common Stock” means shares of common stock, par value $0.01 per share, of the Company.

“Common Stock Equivalent Holders” means the holders of Common Stock Equivalents as of immediately prior to the Closing.

“Common Stock Equivalent Consideration” is defined in Section 3.3(f)(ii).

“Common Stock Equivalents” means any security or obligation which is by its terms convertible into or exchangeable or exercisable for shares of Common Stock, including any option, warrant or other subscription or purchase right with respect to Common Stock or any Common Stock Equivalent.

“Company” is defined in the Preamble.

“Company Board” is defined in the Background.

“Company Certificate” is defined in Section 7.2.

“Company Disclosure Schedule” is defined in Article IV.

“Company Expenses” means, to the extent not paid prior to the Closing, all fees and expenses of the Company or a Company Subsidiary incurred in connection with the Contemplated Transactions, including fees and expenses owed to Duane Morris, Clarion Capital Partners, LLC or any of its Affiliates or Lazard Middle Market LLC, and all other fees and expenses of the Company or a Company Subsidiary owed to Clarion Capital Partners, LLC or any of its Affiliates. In addition, “Company Expenses” shall include the costs, to the extent not paid prior to Closing, of the insurance policy referenced in Section 6.9.

“Company Indemnified Persons” is defined in Section 9.3.

“Company Intellectual Property” means (a) all Intellectual Property used in the operation of the Business as presently conducted; and (b) all other Intellectual Property in which the Company or any of its Subsidiaries has an ownership interest or an exclusive license.

“Company-Owned Intellectual Property” means all Company Intellectual Property, excluding: (a) Intellectual Property licensed to the Company or its Subsidiaries pursuant to written agreements identified in Section 4.18(c) of the Company Disclosure Schedule, (b) Off-the-Shelf Software, and (c) Intellectual Property that is in the public domain or to which the Company or its Subsidiaries otherwise has legal access through principles of patent exhaustion or first sale rights.

“Company Policies” is defined in Section 4.16(a).

“Company Securities” means collectively, all of the Company’s issued and outstanding shares of Common Stock and Common Stock Equivalents.

“Company Subsidiary” is defined in Section 4.3.

“Confidentiality Agreement” is defined in Section 6.6.

“Consents” is defined in Section 4.4.

“Contemplated Transactions” means all of the transactions contemplated by this Agreement.

“Contingent Workers” is defined in Section 4.11(c).

“Continuing Employees” is defined in Section 6.8.

“Contract” is defined in Section 4.5(b).

“Copyrights” shall mean all copyrights and all mask work, database and design rights, whether or not registered or published, all registrations and recordations thereof and all applications in connection therewith, along with all reversions, extensions and renewals thereof.

“Covered Parties” is defined in Section 6.9(a).

“Credit Facility” means that certain Credit Agreement, dated June 16, 2011, by and among SOI, the Company, the Company Subsidiaries, the Bank and the other lenders that are parties thereto, as amended, supplemented or otherwise modified from time to time.

“Credit Facility Payoff Amount” means the amount, if any, of outstanding principal and accrued but unpaid interest, fees and other amounts payable under the Credit Facility (including any prepayment penalties, if any) as of the close of business on the date immediately preceding the Closing Date.

“Cut-Off Date” is defined in Section 9.1.

“Damages” is defined in Section 9.2.

“De Minimis Damages” is defined in Section 9.4(a).

“Determination Date” is defined in Section 3.4(b).

“Dissenting Shares” means any Common Shares issued and outstanding immediately prior to the Effective Time with respect to which appraisal rights to obtain payment for such shares in accordance with Section 262 of the DGCL have been duly and properly exercised.

“DGCL” is defined in Section 2.1.

“Duane Morris” is defined in Section 2.2.

“Effective Time” is defined in Section 2.3.

“Employees” is defined in Section 4.11(a).

“Environmental Law” means all Laws regulating, relating to or imposing Liability or standards of conduct concerning protection of human health or the environment.

“Escrow Account” is defined in Section 3.3(a).

“Escrow Agent” means U.S. Bank, N.A.

“Escrow Agreement” means the Deposit Escrow Agreement, dated the Closing Date, by and among by Parent, the Company, the Stockholder Representative and the Escrow Agent in substantially the form of the Form of Deposit Escrow Agreement attached hereto as Exhibit D, with such additions, deletions or changes therein as are required or requested by the Escrow Agent and approved by Parent, the Company and the Stockholder Representative (the execution and delivery thereof by such party to be conclusive evidence of its or his approval), which approval shall not be unreasonably withheld.

“Escrow Amount” means $15,000,000.

“Estimated Assumed Indebtedness Amount” is defined in Section 3.2.

“Estimated Merger Consideration” is defined in Section 3.1.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exercise Price” means, with respect to any Common Stock Equivalent, the applicable exercise price per each share of Common Stock payable to the Company by the holder of such Common Stock Equivalent upon the exercise of such Common Stock Equivalent.

“Filings” is defined in Section 4.4.

“Final Assumed Indebtedness” is defined in Section 3.4(c).

“Final Closing Balance Sheet” is defined in Section 3.4(a).

“Final Merger Consideration” is defined in Section 3.4(c).

“Final Working Capital” is defined in Section 3.4(c).

“Financial Statements” is defined in Section 4.6(a).

“FTC” is defined in Section 4.4.

“Fundamental Closing Conditions” is defined in Section 7.2.

“Fundamental Representations” means the representations and warranties of the Company contained in Section 4.1(a), Section 4.1(b), Section 4.2 and Section 4.3 of this Agreement.

“GAAP” means, as of any date, generally accepted accounting principles in the United States as in effect on such date as consistently applied by the Company.

“Governmental Authorization” shall mean any Order, Consent, waiver, permit or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Law.

“Governmental Entity” means any United States or foreign, national, multinational, federal, state, provincial or local governmental, regulatory or administrative authority, agency or commission or any court or self-regulatory organization, tribunal or judicial or arbitral body and any instrumentality of any of the foregoing.

“Hazardous Materials” means any hazardous materials, hazardous wastes, hazardous constituents, hazardous or toxic substances or petroleum products (including gasoline, crude oil or any fraction thereof), defined or regulated as such in or under any Environmental Law, including asbestos, polychlorinated biphenyls and urea formaldehyde insulation.

“HIPAA” is defined in Section 4.19.

“HSR Act” is defined in Section 4.4.

“HSR Filing” is defined in Section 4.4.

“In-the-Money CSEs” means, as of each date of determination, all Common Stock Equivalents that were outstanding immediately prior to the Effective Time (before giving effect to any cancellation thereof pursuant to Section 3.3(f)(ii) hereof) with an Exercise Price less than an amount equal to the quotient of (i) the sum of (A) the Estimated Merger Consideration, as such amount may have been recalculated to become the Final Merger Consideration pursuant to Section 3.4(c) hereof, plus (B) that portion of the Escrow Amount and the Stockholder Representative Fund theretofore distributed to the Common Holders, plus (C) that portion of the Escrow Amount or the Stockholder Representative Fund then being distributed to the Common Holders plus (D) the aggregate Exercise Price of all vested and unvested Common Stock

Equivalents that were outstanding immediately prior to the Effective Time (before giving effect to any cancellation thereof pursuant to Section 3.3(f)(ii) hereof) divided by (ii) the sum of (A) the aggregate number of Common Shares that were issued and outstanding immediately prior to the Effective Time plus (B) the aggregate number of Common Shares underlying all vested and unvested Common Stock Equivalents that were outstanding immediately prior to the Effective Time (before giving effect to any cancellation thereof pursuant to Section 3.3(f)(ii) hereof).

“Indemnitee” is defined in Section 9.5(d).

“Indemnitor” is defined in Section 9.5(d).

“Indebtedness” means, of any Person, without duplication, (i) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (ii) amounts owing as deferred purchase price for property or services, including all seller notes and “earn-out” payments, (iii) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (iv) payment obligations due and owing under any interest rate, currency or other hedging agreement, (v) obligations under any performance bond or letter of credit, but only to the extent drawn or called prior to the Closing Date, (vi) all capitalized lease obligations as determined under GAAP and (vii) guarantees with respect to any indebtedness of any other Person of a type described in subclauses (i) through (vi) above. For the avoidance of doubt, Indebtedness shall not include (A) any obligations under any performance bond or letter of credit to the extent undrawn or uncalled, (B) any Indebtedness included in the calculation of Total Current Liabilities in the determination of Closing Working Capital, (B) any intercompany Indebtedness of the Company and the Company Subsidiaries, (C) any Indebtedness incurred by Parent or any of its Affiliates (and subsequently assumed by the Company or any Company Subsidiary) on the Closing Date, (D) any endorsement of negotiable instruments for collection in the ordinary course of business, (E) any deferred revenue or (F) any liabilities under any agreement between the Company or any Company Subsidiary, on the one hand, and Parent or any of its Affiliates, on the other hand.

“Intellectual Property” means all (a) Patents, (b) Marks, (c) Internet domain names, (d) Copyrights, (e) Software and (f) trade secrets, customer lists, know-how and confidential business information.

“Interim Balance Sheet” is defined in Section 4.6(a).

“IP Licenses” is defined in Section 4.18(c).

“Knowledge of the Company” or “Company’s Knowledge” means the actual knowledge, after reasonable investigation, of at least one of Carl W. Guidice, Jr., Anthony M. Danon, Kerim Fidel, Gil Aleman, Michael W. Willson or Raphael Reznek; provided that such reasonable investigation shall in no event require any of the foregoing persons to communicate with or contact any Person that is not an employee or director of the Company or any of its Subsidiaries.

“Law” shall mean any federal, state or local law, rule, administrative ruling, order, ordinance, code, regulation or statute, including the Code, any Environmental Law, ERISA, the Securities Exchange Act of 1934, as amended and the Securities Act of 1933, as amended.

“Leased Real Property” is defined in Section 4.13(a).

“Liability” shall mean any debt, liability, commitment or obligation of any kind, character or nature whatsoever, whether known or unknown, choate or inchoate, secured or unsecured, accrued, fixed, absolute, contingent or otherwise, and whether due or to become due.

“Liens” shall mean any charges, claims, community property interests, conditions, mortgages, deeds of trust, deeds to secure debt, security interests, hypothecations, conditional sale or other title retention agreements, covenants, encumbrances, equitable interests, title defects, encroachments and other survey defects, exceptions, liens, options, pledges, reservations, rights of first refusal, security interests, statutory liens, variances, warrants or restrictions of any kind, including any restrictions on use, voting, transfer, alienation, receipt of income or exercise of any other attribute of ownership.

“Management Agreements” means the Management Services Agreement, dated July 29, 2005, by and between the Company and Clarion Operating, LLC and the Financial Advisory Agreement, dated July 29, 2005, by and between the Company and Clarion Operating, LLC.

“Marks” shall mean all trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, corporate names, trade styles, logos and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof.

“Material Adverse Effect” means a material adverse effect on the business, results of operations, assets, liabilities or operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that “Material Adverse Effect” shall not include the impact on such business, results of operations or assets arising out of or attributable to (i) conditions or effects that generally affect the industries in which the Company and the Company Subsidiaries operate (including legal and regulatory changes), provided that such conditions or effects do not disproportionately and adversely affect the Company and its Subsidiaries, (ii) general economic conditions affecting the United States, provided that such conditions or effects do not disproportionately and adversely affect the Company and its Subsidiaries, (iii) effects resulting from changes affecting capital market conditions in the United States, provided that such conditions or effects do not disproportionately and adversely affect the Company and its Subsidiaries (including in each of subclauses (i), (ii) and (iii) above, any effects or conditions resulting from an outbreak or escalation of hostilities, acts of terrorism, political instability or other national or international calamity, crisis or emergency, or any governmental or other response to any of the foregoing, in each case whether or not involving the United States, other than those causing physical damage to the assets of the Company and its Subsidiaries), (iv) effects arising from changes in laws, rules, regulations or accounting principles, or any court’s interpretation of any laws, provided that such conditions or effects do not disproportionately and adversely affect the Company and its Subsidiaries, (v) effects relating to or arising from the announcement of the execution of this Agreement or the Contemplated Transactions or the identity of the Parent or its Affiliates, (vi) effects resulting from compliance with the terms and conditions of this Agreement by the Sellers, the Company or any of the Company Subsidiaries or consented to in writing by the Parent or (vii) any breach of this Agreement by the Parent. For the avoidance of doubt, a Material Adverse Effect shall be measured only against past performance of the Company and the Company Subsidiaries, taken as a whole, and not against any forward-looking statements, financial projections or forecasts of the Company or the Company Subsidiaries.

“Material Contract” is defined in Section 4.14(a).

“Merger” is defined in the Background.

“Merger Sub” is defined in the Preamble.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Multiple Employer Plan” means any Plan that has two or more direct or indirect contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

“Negotiation Period” is defined in Section 9.6(a).

“Off-the-Shelf Software” means off-the-shelf, non-customized, personal computer Software as such term is commonly understood, that (a) is commercially available on a retail basis for less than $500 per seat, (b) was acquired by the Company and its Subsidiaries for less than $100,000, taking into account all seats (or other usage metrics) licensed by the Company and its Subsidiaries, and (c) is used solely on the desktop personal computers of the Company or a Subsidiary.

“Officers and Directors” is defined in Section 11.12.

“Open Source License” means any “free software” license, “software libre” license, “public” license or open-source software license, including the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Apache license, the MIT license, the BSD and any BSD-like license, and any other license that meets the “Open Source Definition” promulgated by the Open Source Initiative.

“Open Source Software” means any software code that is subject to the terms and conditions of an Open Source License.

“Option Consideration” means the portion of the Common Stock Equivalent Consideration payable at Closing in respect of Options.

“Options” means options to purchase Common Stock of the Company granted to employees, consultants and directors of the Company and its Subsidiaries.

“Order” is defined in Section 4.5(c).

“Ordinary Course of Business” means any action taken by a Person if such action:

(a)	is consistent in nature, scope and magnitude with the past practices of such Person and is taken in the ordinary course of the normal, day-to-day operations of such Person; and

(b)	does not require authorization by the board of directors or shareholders of such Person (or by any Person or group of Persons exercising similar authority).

“Parent” is defined in the Preamble.

“Parent Indemnified Persons” is defined in Section 9.2.

“Parent’s Auditor” is defined in Section 3.4(a).

“Patents” shall mean all issued patents and applications therefor and all patentable inventions, including all continuations, divisionals, and continuations-in-part thereof and patents issuing thereon, along with all reissues, reexaminations and extensions thereof.

“Per Share Price” is defined in Section 3.3(g).

“Person” shall mean any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, Governmental Entity, joint venture, estate, trust, association, organization or other entity of any kind or nature.

“Permitted Liens” shall mean (a) Liens for Taxes, assessments, governmental charges or claims the payment of which is not required at the time in question, (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen and other Liens imposed by Law incurred in the ordinary course of business, (c) Liens incurred or deposits made in the ordinary course of business in connection with obligations not due or delinquent with respect to workers’ compensation insurance, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and other similar obligations, (d) zoning restrictions, and (e) easements, licenses, reservations, restrictions on the use of real property or minor irregularities incident thereto (and, with respect to leasehold interests, Liens and other encumbrances that are incurred, created, assumed or permitted to exist on or with respect to the leased property and arise by, through or under or are asserted by a landlord or owner of the leased property, with or without consent of the lessee), in each case in this subclause (e) that do not impair, in any material respect, the use of the affected leased real property by the Company or its Subsidiaries.

“Plan” is defined in Section 4.10(a).

“Post-Closing Tax Period” means any taxable year or period beginning after the Closing Date and the portion beginning after the Closing Date for any Straddle Period.

“Pre-Closing Net Operating Loss Carryovers” means the amount of federal net operating loss carryovers of the Company under Section 172 of the Code as of the end of the Closing Date determined as if the taxable year or period of the Company ended as of the end of the Closing Date applying the methodology for allocating income, expense and deductions set forth in Section 10.1(a)(ii).

“Pre-Closing Taxes” is defined in Section 10.1(a).

“Pre-Closing Tax Period” shall mean all taxable years or other taxable periods (or portions thereof) that end on or before the Closing Date.

“Preferred Stock” means the shares of Series A Preferred Stock, par value $0.01 per share, of the Company.

“Preliminary Closing Balance Sheet” is defined in Section 3.2.

“Privacy and Security Rules” is defined in Section 4.19.

“PBGC” is defined in Section 4.10(d).

“Qualified Plan” is defined in Section 4.10(c).

“Real Property Leases” is defined in Section 4.13(a).

“Records” is defined in Section 10.1(d).

“Related Party” is defined in Section 4.21.

“Report” is defined in Section 4.4.

“Representative Expenses” is defined in Section 3.5(d).

“Resolution Period” is defined in Section 3.4(b).

“Scheduled Contracts” is defined in Section 4.14(c).

“Sellers” means the holders of Common Stock as of the Closing.

“Share Consideration” is defined in Section 3.3(f)(i).

“Software” means (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (d) all documentation including user manuals and other training documentation related to any of the foregoing.

“SOI” is defined in the Background.

“Stockholders’ Refund” is defined in Section 10.1(c).

“Specified Representatives” is defined in Section 6.2.

“Stockholder Representative” is defined in the Preamble.

“Stockholder Representative Fund” means the amount of $1,000,000, to be used by the Stockholder Representative to cover the costs and expenses of the Sellers following the Closing.

“Straddle Period” is defined in Section 10.1(a).

“Subsidiary” means any entity of which a Person, directly or indirectly (a) owns or controls, directly or indirectly, 50% or more of the outstanding equity securities or other ownership or equity interests therein, (b) serves as a general partner or managing member, or (c) otherwise has the ability to elect or appoint directors or managers, or otherwise direct or cause the direction of the management and policies thereof.

“Supplement” is defined in Section 6.12.

“Surviving Corporation” is defined in Section 2.1.

“SUTA” means State Unemployment Insurance Tax.

“Target Working Capital Amount” means a negative $10,000,000 (i.e., the sum of the Total Current Liabilities is greater than the sum of the Total Current Assets by the amount of $10,000,000).

“Tax” means any Federal, state, local, provincial or foreign income, gross receipts, license, severance, occupation, capital gains, premium, environmental, customs, duties, profits, disability, alternative or add-on minimum, estimated, withholding, payroll, employment, unemployment, insurance, utility, severance, social security, excise, production, sales, use, occupancy, franchise, real property, personal property, business and occupation, mercantile, windfall profits, capital stock, stamp, transfer, workmen’s compensation or other charge imposed by a taxing authority, including any interest, fines, penalties or additions to tax.

“Tax Matter” is defined in Section 10.1(b).

“Tax Return” means any return, report, notice, form, declaration, claim for refund, estimate, election, or information statement or other document relating to any Tax, including any schedule or attachment thereto, and any amendment thereof.

“Third Party Consents” is defined in Section 6.3(a).

“Total Current Assets” means the sum, as of a specified date, of the consolidated current assets of the Company and the Company Subsidiaries, calculated in accordance with the Balance Sheet Rules.

“Total Current Liabilities” means the sum, as of a specified date, of the consolidated current liabilities of the Company and the Company Subsidiaries, calculated in accordance with the Balance Sheet Rules.

“Transaction Percentage” means, as of any date and with respect to each Seller and Common Stock Equivalent Holder, the quotient, expressed as a percentage, of (a) the aggregate Share Consideration and/or Common Stock Equivalent Consideration received by such Seller or Common Stock Equivalent Holder through and including the date on which such Transaction Percentage is being calculated divided by (b) the aggregate Share Consideration and Common Stock Equivalent Consideration received by all Sellers and Common Stock Equivalent Holders through and including the date on which such Transaction Percentage is being calculated.

“Transactions Rule” is defined in Section 4.19.

“Transfer Taxes” is defined in Section 10.2.

“Withdrawal Liability” means Liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal, as those terms are defined in Part I of Subtitle E of Title IV of ERISA, from such Multiemployer Plan or Multiple Employer Plan, as applicable.

“Working Capital” means, at any date, the amount equal to the Total Current Assets minus the Total Current Liabilities as of such date and calculated in accordance with the Balance Sheet Rules.

“Working Capital Estimate” is defined in Section 3.2.

“Working Capital Overage” means the amount, if any, by which the Working Capital Estimate is greater than the Target Working Capital Amount.

“Working Capital Underage” means the amount, if any, by which the Target Working Capital Amount is greater than the Working Capital Estimate.

*         *         *         *         *

EXHIBIT B

CERTIFICATE OF MERGER

[Attached]

B-1

EXHIBIT C

BALANCE SHEET RULES

1.	Except as otherwise set forth in this Exhibit C, the Total Current Assets, the Total Current Liabilities and the Working Capital shall be calculated in accordance with GAAP.

2.	All accruals shall be computed as if the Closing Date was the Company’s normal year-end date.

3.	No amounts shall be included in the determination of Total Current Assets or Total Current Liabilities with respect to the Credit Facility or any other Indebtedness or Company Expenses.

4.	Changes to Current Assets or Current Liabilities effected by the Company or the Parent after the Closing shall be disregarded.

C-1

EXHIBIT D

FORM OF DEPOSIT ESCROW AGREEMENT

[Attached]

D-1